Exhibit 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

GENASYS INC.

WORD SYSTEMS OPERATIONS, LLC

AND

EVERTEL TECHNOLOGIES, LLC

Dated as of September 20, 2023

i

5.2 Authorization of Agreement	27
5.3 Conflicts; Consents of Third Parties	28
5.4 Litigation	28
5.5 Investment Intention	28
5.6 Financial Advisors	28
5.7 Independent Investigation	28

ARTICLE 6 COVENANTS	29
6.1 Conduct of Business	29
6.2 Consents	29
6.3 No Solicitation or Acceptance of Other Bids	29
6.4 Information	30
6.5 Notification of Certain Matters	30
6.6 Taxes	30
6.7 Confidentiality	32
6.8 Release	32
6.9 Restricted Covenants	32
6.10 Indemnification, Exculpation and Insurance	33
6.11 Public Announcements	34

ARTICLE 7 CONDITIONS TO CLOSING	34
7.1 Conditions Precedent to Obligations of Purchaser	34
7.2 Conditions Precedent to Obligations of Seller	35
7.3 Frustration of Closing Conditions	35

ARTICLE 8 SURVIVAL; INDEMNIFICATION	36
8.1 Survival	36
8.2 Indemnification by Seller	36
8.3 Indemnification by Purchaser	36
8.4 Limitations on Indemnification	36
8.5 Third-Party Claim Indemnification Procedures	37
8.6 Direct Claim Indemnification Procedures	38
8.7 Investigation by Indemnifying Parties	38
8.8 Payment of Indemnification Obligation; Release of Holdback Cash and Holdback Shares	39
8.9 Characterization of Indemnification Payments	40

ARTICLE 9 TERMINATION OF AGREEMENT	40
9.1 Termination	40
9.2 Effect of Termination	40

ARTICLE 10 MISCELLANEOUS	40
10.1 Certain Definitions	40
10.2 Payment of Sales, Use or Similar Taxes	50
10.3 Specific Performance	51
10.4 Further Assurances	51
10.5 Submission to Jurisdiction; Venue; Consent to Service of Process	51
10.6 Entire Agreement; Amendments and Waivers	51
10.7 Governing Law	51
10.8 Table of Contents and Headings	51
10.9 Notices	52
10.10 Severability	52
10.11 Binding Effect; Assignment	52
10.12 Attorney Fees	52
10.13 Expenses	52
10.14 Rules of Construction	53
10.15 No Third-party Beneficiaries	53
10.16 Counterparts	53
10.17 Attorney-Client Privilege	53

ii

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of September 20, 2023 (this “Agreement”), is made by and between Genasys Inc., a Delaware corporation (“Purchaser”) and Word Systems Operations, LLC, an Indiana limited liability company (“Seller”) and Evertel Technologies, LLC, a Nevada limited liability company (the “Company”). Certain terms used in this Agreement are defined in Section 10.1.

RECITALS:

WHEREAS, Seller owns all of the membership interests of the Company (the “Membership Interests”), which constitute all of the issued and outstanding Equity Interests of the Company;

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Membership Interests, for the purchase price and upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE 1
SALE AND PURCHASE OF THE MEMBERSHIP INTERESTS

1.1    Sale and Purchase of Membership Interests. Upon the terms and subject to the conditions contained herein, on the Closing Date, Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, assume, acquire and accept from Seller, all of Seller’s rights, title, and interest in and to the Membership Interests, free and clear of any Encumbrances (other than restrictions on transfer arising under applicable state or federal securities Laws), such that immediately following the Closing, Purchaser will own all of the Membership Interests, free and clear of all Encumbrances (other than restrictions on transfer arising under applicable state or federal securities Laws). The purchase and sale of the Membership Interests shall be effective as 12:01 a.m. Eastern Time on the Closing Date.

1.2    Closing Consideration. Subject to the adjustment set forth in Section 1.3(b), in consideration for the transfer of the Membership Interests and the other covenants, promises and undertakings of Seller set forth herein, Purchaser shall pay to Seller at the Closing (the “Closing Consideration”) an amount equal to: (i) Closing ARR Amount, plus or minus, (ii) the Closing Working Capital Adjustment (which Closing Working Capital Adjustment may be a negative number and thereby reduce the Closing Consideration), minus (iii) the Adjustment Escrow Amount, minus (iv) the Indemnity Holdback Amount, minus (v) the Closing Indebtedness, minus (vi) the Retention Amount and minus, (vii) the Selling Expenses.

1.3    Adjustments to Closing Consideration.

(a)    Adjustment at Closing.

(i)    Estimated Closing Consideration. At least three Business Days before the Closing Date, Seller shall prepare and deliver to Purchaser an estimated consolidated balance sheet of the Company, prepared in accordance with GAAP, applied on a basis consistent with the accounting principles, practices, procedures, methodologies and policies that were employed in preparing the Financial Statements (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) dated as of the Closing Date (the “Estimated Closing Balance Sheet”), and a good faith calculation of the Closing Indebtedness, the Closing Working Capital, and the Selling Expenses, respectively, as of the Closing Date and deliver to Purchaser for its review and approval a certificate (the “Closing Certificate”) setting forth such estimates and the calculation of the Estimated Closing Consideration. Following delivery of the Estimated Closing Balance Sheet and Closing Certificate, Purchaser will have the right to make reasonable inquiries regarding and suggested changes to the Estimated Closing Balance Sheet, Closing Certificate, Estimated Closing Working Capital, Closing Indebtedness, Selling Expenses, and Estimated Closing Consideration, and Seller shall prior to the Closing Date provide to Purchaser such additional information and answers to such inquiries, and Purchaser and Seller shall use commercially reasonable efforts to mutually agree with the estimates set forth in the Closing Certificate. As used herein, “Estimated Closing Indebtedness,” “Estimated Closing Working Capital,” and “Estimated Selling Expenses” mean the estimates of the Closing Indebtedness, Closing Working Capital, and Selling Expenses, respectively, derived from the Estimated Closing Balance Sheet and set forth in the Closing Certificate, and “Estimated Closing Consideration” means an amount equal to the Closing Consideration calculated as set forth in Section 1.2, assuming for purposes of such calculation that the Closing Indebtedness is equal to the Estimated Closing Indebtedness, that the Closing Working Capital is equal to the Estimated Closing Working Capital, and that the Selling Expenses are equal to the Estimated Selling Expenses.

(ii)    Payment of Estimated Closing Consideration. Subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall pay and deliver the Estimated Closing Consideration (as calculated based upon the Closing Certificate) to Seller, $2,737,500 of which will be paid by the delivery to Seller of the Closing Shares and $937,500 of which will be paid in cash by wire transfer of immediately available funds to an account designated by Seller at least two business days prior to Closing.

(iii)    Payment of Estimated Debt and Estimated Selling Expenses. At the Closing, Purchaser shall pay on behalf of the Company and/or Seller, as applicable, by wire transfer of immediately available funds, to such accounts as are specified on Appendix 1.3(a)(iii), the Estimated Closing Indebtedness (collectively, the “Repaid Closing Indebtedness”) and the Estimated Selling Expenses.

(iv)    Escrow; Indemnity Holdback. At the Closing, Purchaser shall pay or cause to be paid, by wire transfer of immediately available funds to an escrow account (the “Adjustment Escrow Account”), the Adjustment Escrow Amount, to be held by the Escrow Agent and distributed in accordance with the terms of this Agreement and the Escrow Agreement solely to satisfy any amounts owed to Purchaser pursuant to Section 1.3(b). The Holdback Cash shall not be delivered at the Closing and the Holdback Shares will not be issued at the Closing, and each of the Holdback Cash and the Holdback Shares will be available for offset and delivery pursuant to the provisions of Section 8.8.

(b)    Closing Consideration Adjustment.

(i)    Closing Financial Statements and Post-Closing Adjustment Notice. As promptly as practicable, but no later than 120 days after the Closing Date, Purchaser shall prepare and deliver, or shall cause to be prepared and delivered, to Seller (i) a consolidated balance sheet of the Company, prepared in accordance with GAAP, applied on a basis consistent with the accounting principles, practices, procedures, methodologies and policies that were employed in preparing the Financial Statements (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) dated as of the Closing Date (the “Closing Balance Sheet”), except that the Closing Balance Sheet shall not give effect to the transactions described in this Agreement, and (ii) a statement (the “Post-Closing Adjustment Notice”) setting forth the Closing Indebtedness, Closing Working Capital, and Selling Expenses, each as set forth on the Closing Balance Sheet, and the calculation of the final Closing Consideration.

(ii)    Review of the Post-Closing Adjustment Notice. Seller shall have 30 days from the date on which the Closing Balance Sheet and the Post-Closing Adjustment Notice are delivered to review such documents (the “Review Period”). Seller and its accountant shall be provided with reasonable access to the related work papers of Purchaser in connection with such review. If Seller disagrees in any respect with any item or amount shown or reflected in the Post-Closing Adjustment Notice, Seller may, on or prior to the last day of the Review Period, deliver a notice to Purchaser setting forth, in reasonable detail, each disputed item or amount and the basis for Seller’s disagreement therewith, together with reasonably detailed supporting calculations (the “Dispute Notice”). The Dispute Notice shall set forth Seller’s good faith calculation of the Closing Consideration. If no Dispute Notice is received by Purchaser on or prior to the last day of the Review Period, the Closing Balance Sheet and the Post-Closing Adjustment Notice shall be deemed accepted by Seller.

(iii)    Consultation Period. During the 30 days immediately following Purchaser’s receipt of a Dispute Notice (the “Consultation Period”), Purchaser and Seller will use commercially reasonable efforts to resolve any differences that they may have with respect to the matters specified in the Dispute Notice.

(iv)    The Accountant. After the end of the Consultation Period, Purchaser and Seller shall jointly retain BDO (or another accounting firm of national reputation mutually agreed upon by Purchaser and Seller) to resolve such of the issues set forth in the Dispute Notice as shall not have been resolved by mutual written agreement of Purchaser and Seller prior to such date. If for any reason BDO (or such other mutually agreed upon firm) shall not be available to resolve such issues consistent with this Section (b)(iv), Purchaser and Seller shall promptly retain the services of a national or regional independent accounting firm, and has not in the prior year provided, services to Purchaser or Seller (or to their Affiliates). If Purchaser and Seller cannot agree on the independent accounting firm to be retained within 30 days, Purchaser and Seller shall each submit the name of one accounting firm that satisfies the qualifications set forth in this Section 1.3(b)(iv), and the independent accounting firm shall be selected by lot from those two firms. In resolving any disputed item, the independent accounting firm retained by Purchaser and Seller pursuant to this Section 1.3(b)(iv) (the “Accountant”) shall act as an expert and not an arbitrator and shall conduct such review of the Closing Balance Sheet, the Post-Closing Adjustment Notice and the Dispute Notice, any supporting documentation and any related work papers as the Accountant in its sole discretion deems necessary to resolve the issues raised in the Dispute Notice.

(v)    The Accountant’s Report. The Accountant shall, as promptly as practicable and in no event later than 30 days following the date of its retention, deliver to Purchaser and Seller a written report (the “Accountant’s Report”), in which the Accountant shall, after considering all matters set forth in the Dispute Notice (other than those resolved by mutual written agreement of Purchaser and Seller), determine the amount of the Closing Working Capital. The Accountant’s Report shall set forth, in reasonable detail, the Accountant’s determination with respect to each of the disputed items or amounts specified in the Dispute Notice (other than those resolved by mutual written agreement of Purchaser and Seller), and the revisions, if any, to be made to the Post-Closing Adjustment Notice and the amount of the Closing Consideration, together with supporting calculations. Notwithstanding the foregoing, (a) if the Closing Consideration identified by Purchaser in the Post-Closing Adjustment Notice is higher than the Estimated Closing Consideration identified by Seller in the Dispute Notice, then the Accountant shall not, and shall have no authority to, determine that the Closing Consideration is greater than the Closing Consideration identified by Purchaser in the Post-Closing Adjustment Notice, or less than the Closing Consideration identified by Seller in the Dispute Notice (in each case as adjusted by any issues resolved by mutual agreement of Purchaser and Seller after delivery of the Dispute Notice and prior to engagement of the Accountant) and (b) if the Closing Consideration identified by Purchaser in the Post-Closing Adjustment Notice is less than the Closing Consideration identified by Seller in the Dispute Notice, then the Accountant shall not, and shall have no authority to, determine that the Closing Consideration is greater than the Closing Consideration identified by Seller in the Dispute Notice, or less than the Closing Consideration identified by Purchaser in the Post-Closing Adjustment Notice (in each case as adjusted by any issues resolved by mutual agreement of Purchaser and Seller after delivery of the Dispute Notice and prior to engagement of the Accountant). The fees and expenses of the Accountant incurred in connection with the matters referred to in this Section 1.3(b)(v) shall be paid by Seller, on the one hand, and by Purchaser, on the other hand, based upon the percentage that the amount actually contested but not awarded to Seller or Purchaser, respectively, bears to the aggregate amount actually contested by Seller and Purchaser.

(vi)    Final Adjustment and Payment of Closing Consideration Adjustment. Within five Business Days following the first to occur of (i) the end of the Review Period (if a timely Dispute Notice is not delivered), or (ii) the resolution of all matters set forth in the Dispute Notice (if a timely Dispute Notice is delivered) by agreement of the parties, or (iii) the issuance of the Accountant’s Report (if a timely Dispute Notice is delivered and the parties do not resolve all matters by agreement prior to issuance of the Accountant’s Report), as the case may be, the following payments will be made:

(A)    If the Closing Consideration finally determined hereunder is greater than the Estimated Closing Consideration (such difference, the “Excess Amount”), (A) Purchaser shall pay, or cause to be paid, to Seller in cash the Excess Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Seller and (B) Purchaser and Seller shall provide joint written instructions to the Escrow Agent instructing the Escrow Agent to release the then remaining balance of the Adjustment Escrow Account to Seller.

(B)    If the Closing Consideration finally determined hereunder is less than the Estimated Closing Consideration (the absolute value of such difference, the “Deficit Amount”), Purchaser and Seller shall provide joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Adjustment Escrow Account (A) to an account or accounts designated in writing by Purchaser, the Deficit Amount and (B) to an account or accounts designated in writing by Seller, the balance remaining (if any) of the Adjustment Escrow Account (after any payment made to Purchaser from the Adjustment Escrow Account pursuant to the foregoing clause (A)). If the Deficit Amount is greater than the then remaining balance of the Adjustment Escrow Account (such excess, the “Shortfall Amount”), then Seller shall promptly, pay, by wire transfer of immediately available funds, an amount equal to the Shortfall Amount to an account or accounts designated by Purchaser. Notwithstanding the foregoing, Purchaser shall be entitled to (but shall not be required to) set off any amounts that have been finally determined pursuant to the terms of this Agreement to be due or payable to Purchaser by Seller pursuant to this Section 1.3(b)(vi)(B) against any amounts otherwise due and payable by Purchaser or any of its Affiliates to Seller under this Agreement.

1.4    Contingent Payments.

(a)    Company ARR. Subject to the terms of this Section 1.4, following the Closing, Seller shall be eligible to receive contingent payments (each, an “Earnout Payment,” and collectively, the “Earnout Payments”) on the terms set forth in this Section 1.4. The first Earnout Payment (the “First Earnout Payment”) shall be equal to the amount by which (i) six times the Company ARR for the fiscal year ended December 31, 2023 exceeds (ii) the Closing ARR Amount. The Second Earnout Payment (the “Second Earnout Payment”) shall be amount equal to $600,000 which shall be payable only if the Second Earnout Conditions are satisfied in full on or before March 31, 2024. Notwithstanding anything to the contrary herein, the sum of the First Earnout Payment and the Second Earnout Payment shall in no event exceed $1,050,000.

(b)    Earnout Statement. With respect to the First Earnout Payment, Purchaser shall prepare a detailed calculation with supporting documentation of the Company ARR for the fiscal year ended December 31, 2023 and any resulting First Earnout Payment (the “Earnout Statement”) and provide the Earnout Statement to Seller on or before January 31, 2024. Seller shall have 30 days (the “Earnout Review Period”) to review the Earnout Statement related to the First Earnout Payment. The Earnout Statement for the Second Earnout Payment shall be provided to Seller on or before April 15, 2024 and shall state whether or not the Second Earnout Conditions have been satisfied in full on or before March 31, 2024. The Earnout Statement for the Second Earnout Payment shall be conclusive on the parties hereto absent manifest error.

(c)    Earnout Objection. At any time on or prior to the expiration of the Earnout Review Period, Seller may object to the Earnout Statement related to the First Earnout Payment by delivering to Purchaser a written statement setting forth Seller’s objections in reasonable detail (the “Earnout Objection Statement”), indicating each disputed item or amount and the basis for Seller’s disagreement therewith (the “Earnout Disputed Items”). If Seller fails to deliver the Earnout Objection Statement before the expiration of the Earnout Review Period, the calculation of Company ARR and the resulting First Earnout Payment reflected in the Earnout Statement shall be deemed to have been accepted by Seller and shall be final, conclusive and binding on the parties. If Seller delivers the Earnout Objection Statement before the expiration of the Earnout Review Period, Seller and Purchaser shall negotiate in good faith to resolve any Earnout Disputed Items within 30 days after the delivery of the Earnout Objection Statement (the “Earnout Resolution Period”).

(d)    Resolution of Disputes. If Seller and Purchaser fail to reach an agreement with respect to all Earnout Disputed Items during the Earnout Resolution Period, then any unresolved Earnout Disputed Items shall be submitted for resolution to the Accountant to be resolved in accordance with Section 1.3(b), which shall apply, mutatis mutandis, to such dispute regarding the First Earnout Payment.

(e)    Operational Covenants. Until December 31, 2023, (i) Purchaser agrees that it shall not take any action specifically and solely intended to reduce the Earnout Payment, and (ii) Purchaser and the Company shall maintain adequate records and segregate business operations to the extent reasonably necessary to allow the accurate calculation of Company ARR in accordance with the provisions of this Agreement and the accurate calculation of the Earnout Payments. If Purchaser breaches the covenant in sub-clause (i) of this Section 1.4(e), the sole remedy shall be an adjustment to the Company ARR to reflect the Company ARR that would have resulted had such breach not occurred.

(f)    Payment. The First Earnout Payment shall be paid by wire transfer of immediately available funds to the account to which the Closing Consideration is paid within five Business Days of the final resolution after the First Earnout Payment. The Second Earnout Payment, if any, shall be paid by wire transfer of immediately available funds to the account to which the Closing Consideration is paid within five Business Days after delivery of the Earnout Statement for the Second Earnout Payment.

(g)    Payment of Retention Amounts to Key Employees. Purchaser shall cause the Retention Amount to be distributed as follows:

(i)    Within five Business Days of the final resolution of the First Earnout Payment, Purchaser shall cause to be paid to the Key Employees in equal parts an amount equal to: (A) the Retention Amount, multiplied by (B) Company ARR for the fiscal year ending December 31, 2023, divided by $1,000,000.00, which amount shall be paid to the Key Employees by issuance of shares of Common Stock at the VWAP;

(ii)    If any portion of the Retention Amount is not distributed to the Key Employees pursuant to Section 1.4(g)(i) (such amount, the “Undistributed Retention Amount”), shall be distributed as follows:

(A)    If the Second Earnout Conditions are satisfied in full on or before March 31, 2024, then the Undistributed Retention Amount shall be distributed to the Key Employees within five business days of the resolution of the Second Earnout Payment by issuance of shares of Common Stock at the VWAP; and

(B)    If the Second Earnout Conditions are not satisfied in full on or before March 31, 2024, then the Undistributed Retention Amount shall be distributed to Seller by issuance of shares of Common Stock at the VWAP on the date that the Second Earnout Payment would have been paid if the Second Earnout Conditions had been satisfied in full on or before March 31, 2024.

(h)    Earnout Acknowledgements. Seller acknowledges and agrees that there is no assurance that Seller will receive the Earnout Payment. Except to the extent set forth in this Section 1.4, Purchaser hereby disclaims any and all obligation (including any implied obligation of good faith or otherwise) to operate the business for the benefit of Seller or otherwise in order to achieve or make the Earnout Payment.

1.5    Closing Consideration and Earnout Calculation. An example of the calculation of Estimated Closing Consideration, the adjustments contemplated by Section 1.3 and the Earnout Payments is attached hereto as Exhibit A.

1.6    Withholding. Notwithstanding any provision contained herein to the contrary, Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to or contemplated by this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax Law. If Purchaser so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which Purchaser made such deduction and withholding. Purchaser shall timely pay any such withheld amounts to the appropriate taxing authority.

ARTICLE 2
CLOSING

2.1    Closing Date. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts), at such time, date and place as Seller and Purchaser may mutually agree upon in writing following the satisfaction or waiver (to the extent permitted by applicable Law) of all of the conditions set forth in Sections 7.1 and 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof). The transfers and deliveries described in this Article 2 and in Article 7 shall be mutually interdependent and shall be regarded as occurring simultaneously, and, any other provision of this Agreement notwithstanding, no such transfer or delivery shall become effective or shall be deemed to have occurred until all of the other transfers and deliveries provided for in this Article 2 and in Article 7 also have occurred. The date on which the Closing is to occur is herein referred to as the “Closing Date”.

2.2    Closing Deliverables by Seller. At the Closing, the Company and Seller shall deliver, or cause to be delivered, to Purchaser the following:

(a)    evidence of the assignment of the Membership Interests in form and substance reasonably satisfactory to Purchaser, duly executed by Seller;

(b)    duly executed counterpart to the Escrow Agreement;

(c)    properly completed Internal Revenue Service (the “IRS”) Form W-9 meeting the requirements of Treasury Regulation 1.1445-2(b)(2), duly executed by Seller;

(d)    written resignations of each officer and manager of the Company;

(e)    a certificate (dated the Closing Date and in form and substance reasonably satisfactory to Purchaser) executed by the chief executive officer and chief financial officer of the Company certifying as to the fulfillment of the conditions specified in Section 7.1(a) and 7.1(b);

(f)    a certificate of good standing with respect to the Company issued by the Nevada Secretary of State within 10 days of the Closing Date;

(g)    payoff letters in a commercially reasonable form with respect to the Repaid Closing Indebtedness, which letters provide for the release of all Encumbrances relating to the Repaid Closing Indebtedness following satisfaction of the terms contained in such payoff letters;

(h)    a certificate dated as of the Closing Date signed by the Secretary of Seller certifying as to (A) the Governing Documents of the Company, (B) resolutions adopted by the board of managers of Seller authorizing the execution, delivery and performance of this Agreement and all related agreements, covenants and instruments, and the consummation of the transactions contemplated hereby and thereby, and (C) the incumbency and signatures of the officers of Seller executing this Agreement and any other document relating to the transactions contemplated hereby;

(i)    consents to the consummation of the transactions contemplated hereby under or with respect to, any Contract where the consummation of the transactions contemplated hereby would be prohibited or constitute an event of default, or grounds for acceleration or termination, in the absence of such consent;

(j)    employment agreements executed by each of the Key Employees, each in a form reasonably acceptable to Purchaser;

(k)    evidence of the issuance of the Tail Insurance Policy;

(l)    invoices with respect to the Selling Expenses; and

(m)    such other documents customary for transactions of the type contemplated hereby as Purchaser shall reasonably request.

2.3    Closing Deliverables by Purchaser. At the Closing, Purchaser shall deliver to Seller the following:

(a)    evidence of payment of the Estimated Closing Consideration referenced in Section 1.3(a)(ii);

(b)    a certificate (dated the Closing Date and in form and substance reasonably satisfactory to Seller) executed by the chief executive officer and chief financial officer of Purchaser certifying as to the fulfillment of the conditions specified in Section 7.2(a) and 7.2(b);

(c)    counterparts to the Escrow Agreement, duly executed by Purchaser and the Escrow Agent; and

(d)    such other documents customary for transactions of the type contemplated hereby as Seller shall reasonably request.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Subject to the exceptions set forth in the corresponding numbered or lettered Schedule of the Disclosure Letter (which exceptions shall delineate the section or subsection to which they apply, but shall also qualify such other sections or subsections in this Article 3 to the extent that it is reasonably apparent on its face from a reading of the disclosed exception that such disclosed exception is applicable to such other section or subsection), the Company and Seller (jointly and severally) represent and warrant to Purchaser, as of the date hereof, as follows:

3.1    Organization and Good Standing. The Company is duly organized, validly existing and in good standing under the Laws of the State of Nevada. The Company has all requisite corporate power and authority to own, lease and operate the assets used in its business, to carry on its business as presently conducted. The Company is duly licensed or qualified to do business as a foreign Person, in each jurisdiction wherein the character of its property, or the nature of the activities conducted by it, makes such qualification necessary, except as would not reasonably be expected to have a Material Adverse Effect.

3.2    Authorization of Agreement. The Company has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the consummation of the transactions contemplated by this Agreement; and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all required corporate action on the part of the Company.

3.3    Capitalization. Seller is the sole beneficial and record owner of all authorized and outstanding Membership Interests of the Company. The Membership Interests held by Seller constitute all of the issued and outstanding Equity Interests of the Company. All of the Membership Interests are duly authorized and validly issued in compliance with the Company’s certificate of formation and operating agreement. Other than the Membership Interests held by Seller, the Company does not have any Equity Interests or securities containing any equity features issued or outstanding, and there are no subscriptions, agreements, options, phantom equity, equity appreciation rights, warrants or other rights or arrangements outstanding that provide for the sale or issuance of any Equity Interests. There are no voting trusts, proxies or other agreements with respect to the voting of the Membership Interests. At no time has any claim been made or, to the knowledge of Seller, threatened that any Person other than Seller is the holder or beneficial owner of, or has the right to acquire beneficial ownership of, any of the Membership Interests. Upon consummation of the transactions contemplated by this Agreement, Purchaser shall own all of the Membership Interests free and clear of all Encumbrances and other restrictions on transfer (other than applicable federal and state securities law restrictions).

3.4    Subsidiaries. The Company has no direct or indirect Subsidiary or Subsidiaries and does not own or control, directly or indirectly, any equity or voting interest in any Person, nor has the Company made any commitment or subscribed for the purchase of any such equity or voting interest.

3.5    Corporate Records. Seller has provided to Purchaser true, correct and complete copies of the Governing Documents of the Company. The Company is not in violation of any material terms of its Governing Documents. The minute books of the Company provided to Purchaser contain complete and accurate records of all meetings and accurately reflect all other company action of the board of managers (including committees thereof) of the Company, and have been maintained in accordance with sound business practices. The ownership records of the Company provided to Purchaser are true, correct and complete. All transfer taxes levied or payable with respect to all transfers of equity ownership of the Company prior to the date hereof have been paid and appropriate transfer tax stamps affixed.

3.6    Conflicts; Consents of Third Parties. None of the execution and delivery by the Company of this Agreement, the consummation of the transactions contemplated hereby, or compliance by the Company with any of the provisions hereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or give rise to any obligation of the Company, or enable any other Person to require the Company, to make any payment, or otherwise repay, repurchase, redeem, defease any Indebtedness, under, or to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under any provision of (i) the Governing Documents of the Company; (ii) any Contract, or Permit to which the Company is a party or by which any of the properties or assets of the Company is bound; (iii) any Order of any Governmental Authority applicable to the Company or any of its properties or assets as of the date hereof; or (iv) any applicable Law. No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of the Company (i) in connection with the execution and delivery of this Agreement or the compliance by the Company with any of the provisions hereof, the consummation of the transactions contemplated hereby or the taking of any other action contemplated hereby, or (ii) the continuing validity and effectiveness immediately following the Closing of any Permit or Contract of the Company.

3.7    Financial Statements.

(a)    Seller has delivered to Purchaser copies of (i) the unaudited balance sheets of the Company as of December 31, 2021 and 2022, and the related statements of income and of cash flows of the Company for the years then ended (the “Year End Financial Statements”) and (ii) the unaudited balance sheet of the Company as of August 31, 2023, and the related statements of income and cash flows of the Company for the eight-month period then ended (such unaudited statements, the “Interim Financial Statements” and, together with the Year End Financial Statements, including the related notes and schedules thereto, the “Financial Statements”). Each of the Financial Statements has been prepared in accordance the Books and Records and with GAAP, consistently applied (subject to the absence of footnote disclosures and, in the case of the Interim Financial Statements, to changes resulting from customary year-end adjustments (none of which are expected to be material)), and presents fairly in all material respects the consolidated financial position, results of operations and cash flows of the Company as at the dates and for the periods indicated. For the purposes hereof, the balance sheet of the Company as of December 31, 2022, is referred to collectively as the “Balance Sheet” and December 31, 2022, is referred to as the “Balance Sheet Date”.

(b)    The Company has not (i) accelerated the collection of or discounted any billed or unbilled accounts receivable or deferred revenue or otherwise accelerated cash collections of any type (including by factoring) outside the Ordinary Course of Business, or (ii) delayed or postponed the payment of any liabilities, payroll, employee reimbursable expenses, accounts payable or accrued expenses beyond the last to occur of (A) the date such expenses would have become due and payable in the Ordinary Course of Business and (B) the date such expenses would have customarily been paid.

(c)    The Company maintains a system of internal controls over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the Financial Statements.

(d)    Since the Balance Sheet Date, the Company has not (i) accelerated the collection of or discounted any billed or unbilled accounts receivable or deferred revenue or otherwise accelerated cash collections of any type (including by factoring) outside the Ordinary Course of Business, (ii) delayed or postponed the payment of any liabilities, payroll, employee reimbursable expenses, accounts payable or accrued expenses beyond the last to occur of (x) the date such expenses would have become due and payable in the Ordinary Course of Business and (y) the date such expenses would have customarily been paid or (z) offered any special sales or incentive programs or taken any steps to fill the distribution channels of the Company outside the Ordinary Course of Business.

3.8    No Undisclosed Liabilities. Except as set forth on Schedule 3.8, the Company has no Indebtedness, obligations or liabilities of any kind (whether asserted or unasserted, known or unknown, accrued or unaccrued, matured or unmatured, absolute, contingent or otherwise, and whether due or to become due) that would have been required to be reflected in, reserved against or otherwise described on the Balance Sheet or in the notes thereto in accordance with GAAP which was not reflected in, reserved against or otherwise described in the Balance Sheet or the notes thereto or was not incurred in the Ordinary Course of Business since the Balance Sheet Date.

3.9    Accounts Receivable; Accounts Payable.

(a)    The accounts receivable reflected on the Balance Sheet and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Company involving the sale of goods or the rendering of services in the Ordinary Course of Business; (b) constitute only valid, undisputed claims of the Company not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the Ordinary Course of Business, and (c) subject to a reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the Balance Sheet Date, on the accounting records of the Company, are collectible in full within 90 days after billing. The reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the Balance Sheet Date, on the accounting records of the Company have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

(b)    All accounts payable and notes payable by the Company to third parties reflected in the Balance Sheet and arising subsequent to the Balance Sheet Date arose in bona fide arm’s length transactions in the Ordinary Course of Business and with Persons who are not Affiliates of the Company and no such account payable or note payable is more than thirty days past due.

3.10    Absence of Certain Changes, Events and Conditions. Since the Balance Sheet Date, there has not been, with respect to the Company, any:

(a)    event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)    amendment of the Governing Documents of the Company;

(c)    split, combination or reclassification of any Equity Interests, any issuance, sale or other disposition of any Equity Interests, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any Equity Interests, or any declaration or payment of any dividends or distributions on or in respect of any Equity Interests or redemption, purchase or acquisition of any Equity Interests;

(d)    material change in any method of accounting or accounting practice of the Company, except as required by GAAP or as disclosed in the notes to the Financial Statements;

(e)    permit any change in any practice or policy, or method of calculating any liability, contingency or other reserve for accounting, financial reporting or Tax purposes;

(f)    entry into, acceleration, termination, material modification to or cancellation of any Contract that would constitute a Material Contract;

(g)    incurrence, assumption or guarantee of any Indebtedness;

(h)    transfer, assignment, sale or other disposition of any of the assets shown or reflected in the Balance Sheet or cancellation of any debts or entitlements, or any material damage, destruction or loss (whether or not covered by insurance) to its property;

(i)    any capital investment in, or any loan to, any other Person (including to Seller or any current or former directors, officers or employees);

(j)    any right or claim, or series of related rights and claims, (including to Seller or any current or former directors, officers or employees) cancelled, compromised, waived, or released;

(k)    any Action commenced or settled;

(l)    any capital expenditures in excess of $10,000 in the aggregate or commitments therefor or deferral of any capital expenditures previously approved by Seller’s board of managers;

(m)    imposition of any Encumbrance upon any of the Company’s properties, Equity Interests or assets, tangible or intangible;

(n)    hiring, engagement, or termination of the employment or service of any employee or independent contractor with annualized base compensation or consulting fees in excess of $70,000, or employee layoffs that would trigger obligations under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) or any similar Law;

(o)    (i) grant of any bonuses (monetary or otherwise), or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors, independent contractors or consultants, (ii) change in the terms of employment for any employee or any termination of any employees for which the aggregate costs and expenses exceed $10,000, or (iii) acceleration of the vesting or payment of any compensation or benefit for any current or former employee, officer, director, independent contractor or consultant;

(p)    adoption, modification or termination of any: (i) employment, severance, retention or other agreement with any current or former employee, officer, director, independent contractor or consultant, (ii) Company Benefit Plan or (iii) collective bargaining or other agreement with a union, in each case whether written or oral;

(q)    any amounts payable that have remained unpaid for more than 60 days after receipt thereof;

(r)    adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(s)    purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $10,000, individually (in the case of a lease, per annum) or $50,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory or supplies in the Ordinary Course of Business;

(t)    acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;

(u)    except as set forth in Schedule 3.01(u), any action by the Company to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Purchaser in respect of any period following the Closing; or

(v)    any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.

3.11    Taxes.

(a)    The Company has timely filed all income and other material Tax Returns required to be filed by it (taking into account valid extensions), all such Tax Returns are correct and complete in all material respects, and all Taxes required to be paid by it (whether or not shown on such Tax Returns) have either been paid or are reflected as a reserve for Taxes on the most recent Financial Statements.

(b)    All Taxes required to have been collected or withheld by the Company in connection with amounts paid or received by it to or from any customer, employee, independent contractor, creditor, stockholder, or other Person have been collected or withheld and paid to the proper Tax Authority. The Company is in compliance with, and its records contain all information and documents necessary to comply with, all applicable information reporting and withholding requirements under all applicable Tax laws.

(c)    The Company has not received from any Tax Authority (including any jurisdiction where the Company has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by such Tax Authority. No request for a waiver or extension of the time to assess or collect any Taxes of the Company has been made which waiver or extension remains in effect. No income Tax Return of the Company is under current examination by any Tax Authority. There is no claim for Taxes (other than Taxes not yet due and payable) that has resulted in an Encumbrance against any of the assets of the Company.

(d)    The Company has disclosed on its Tax Returns any Tax reporting position that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign applicable Law. The Company has not participated in, nor is it currently participating in, a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation §1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign Law.

(e)    The Company is not a party to any Tax sharing, Tax allocation agreement, Tax indemnification agreement, or Tax assumption agreement other than commercial agreements, the primary purposes of which are unrelated to Taxes, entered into in the Ordinary Course of Business and containing customary Tax indemnification provisions.

(f)    Neither the Company nor any of its predecessors has (i) ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any of its predecessors was not the ultimate parent corporation, or (ii) had any liability for the Taxes of any Person (other than the Company) under §1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or successor, or otherwise by operation of Law, or (iii) ever been a party to any joint venture, partnership or other arrangement that could be treated as a partnership for U.S. federal income Tax purposes.

(g)    There are no rulings from, or closing agreements (under Section 7121 of the Code or any corresponding or similar provision of state, local, or foreign Tax Law) or similar arrangements with, any Tax Authority with regard to the determination of the Tax liability of the Company that would have continuing effect on periods (or portions thereof) ending after the Closing Date, and none has been requested. No power of attorney with respect to Taxes has been granted with respect to the Company that remains in effect.

(h)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) adjustment under Section 481 of the Code as a result of a change in method of accounting made in a period ending on or before the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) election under Section 108(i) of the Code made on or prior to the Closing Date or (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date. The Company uses the accrual method of accounting.

(i)    The Company is not (nor has it ever been) subject to Tax in any jurisdiction other than the United States by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction.

(j)    The Company has property or obligation, including uncashed checks to vendors, customers or employees, non-refunded overpayments, credits or unclaimed amounts or intangibles, that is, or may become, escheatable or reportable as unclaimed property to any Governmental Authority under any applicable escheatment, unclaimed property or similar Laws.

(k)    The Company has properly elected to be and is currently classified as an association taxable as a corporation for federal, state, local or foreign tax purposes.

3.12    Real Property and Tangible Personal Property. The Company does not own or lease all or any portion of any real property and does not lease any personal property. The Company has good and marketable title to all of the items of tangible personal property reflected in the Balance Sheet, free and clear of any and all Encumbrances. The tangible personal property used by the Company is structurally sound, in good operating condition and repair, and adequate for the uses to which it is being put, and none of such tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The tangible personal property currently owned or leased by the Company, together with all other properties and assets of the Company, are sufficient for the continued conduct of the business of the Company after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the business of the Company as currently conducted.

3.13    Intellectual Property; Systems; Data Privacy.

(a)    The Company owns or possess sufficient legal rights to all Company Intellectual Property without any conflict with, or Infringement of, the rights any other Person, including prior employees or consultants. With respect to the Company IP Registrations, the Company is the sole and exclusive legal, beneficial, and record owner of all right, title and interest in and to the registrations in each case, free and clear of Encumbrances. No conduct of the Company, no product or service marketed or sold (or proposed to be marketed or sold) by the Company, has violated, violates, or will violate any license or has Infringed, Infringes or will Infringe any Intellectual Property of any other party. Other than with respect to Commercial Software under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other Person. The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any Intellectual Property of any other Person. There are no Actions challenging the validity, enforceability, registrability, patentability or ownership of any Company Intellectual Property. The Company is not aware of any Infringement, misappropriation, or other violation by any Person of the Company Intellectual Property. The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with its business. It will not be necessary to use any inventions of any of its employees or consultants (or Persons it currently intends to hire) made prior to their employment by the Company, including prior employees or consultants. Each current and former employees, contractors, consultants, and advisors of the Company and any other Persons who contributed to the development of the Company Intellectual Property in any way have, including in such Person’s individual capacity, executed a valid Contract that granted to Company a present, irrevocable assignment of any and all the respective Person’s ownership rights to any inventions, improvements, discoveries or information relating to the Company Intellectual Property and all such Contracts have been delivered to Purchaser. The Company has taken reasonable measures to (i) safeguard and maintain the security, secrecy and confidentiality of the Trade Secrets that are part of the Intellectual Property owned by it or that it is otherwise bound by Contract to safeguard and maintain, and (ii) protect the confidentiality of all confidential information of the Company, including in each case requiring all employees, contractors and third persons having access thereto to execute written confidentiality and non-disclosure agreements. There has been no material disclosure by any Person bound by such confidentiality obligations to any third Person who was not bound by a confidentiality obligation to the Company of any such Trade Secrets.

(b)    Schedule 3.13 contains a correct, current, and complete list of (i) all Company IP Registrations, specifying as to each, as applicable: the title, mark, or design; the record owner and inventor(s), if any; the jurisdiction by or in which it has been issued, registered, or filed; the patent, registration, or application serial number; the issue, registration, or filing date; and the current status, and (ii) all unregistered trademarks included in the Company Intellectual Property; (iii) all other Company Intellectual Property used in the Company’s business as currently conducted and as proposed to be conducted; and (iv) all Company Agreements. Each Company IP Agreement is valid and binding on the Company in accordance with its terms and is in full force and effect. Neither the Company nor any other party thereto is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Company IP Agreement. All patents and trademarks listed on Schedule 3.13 have been filed in, issued by or registered with the United States Patent and Trademark Office and, where applicable, the corresponding offices of other countries, have been so filed, registered or issued, as the case may be as shown on such schedule, and have been maintained and renewed in accordance with all applicable Laws. All of the Company Intellectual Property is valid and enforceable, and all Company IP Registrations are subsisting and in full force and effect. Except for trademarks that are not currently being used, such as intent-to-use trademark registrations and applications, all trademarks are in use in the form appearing in, and in connection with the goods and services listed in, their respective registration certificates (with respect to registered trademarks) or applications (with respect to unregistered trademarks for which an application has been filed). The Company has used commercially reasonable efforts to protect its rights in such patents and registered and material unregistered trademarks, and there have been no acts or omissions by the Company the result of which would be to compromise the rights of the Company to apply for or enforce appropriate legal protection of such patents and registered and material unregistered trademarks.

(c)    No government funding, facilities of a university, college, other educational institution or research center, or funding from third parties was used in the development of any Company Intellectual Property. No Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, university, college, or other educational institution or research center in a manner that would affect the Company’s rights in the Company Intellectual Property.

(d)    All Systems used by the Company are reasonably sufficient to permit the Company to conduct its businesses as currently conducted. All Systems, other than software that is duly and validly licensed to the Company, are owned and operated by and are under the control of the Company, and are not wholly or partly dependent on any systems, facilities or services which are not under the ownership, operation and control of the Company. All Systems, including hardware, computer software, and computer services, and other similar or related items of automated, computerized, or software system(s), networks, interfaces, platforms or applications used or relied upon by the Company: (i) are in good working order; (ii) function in material accordance with all specifications and any other descriptions under which they were supplied; (iii) are subject to regular patches and updates provided by applicable vendors to address, resolve, and remove material defects, bugs, and errors; (iv) do not contain or make available any malicious disabling software, code or instructions, spyware, Trojan horses, worms, viruses, or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of any software, data or other materials (“Contaminants”); and (v) are sufficient for the existing needs of the business of the Company. The Company has taken commercially reasonable steps consistent and appropriate with respect to data maintained or processed by the Company, and implemented commercially reasonable safeguards to ensure that the Systems are free from Contaminants and to protect the confidentiality, integrity, and security of its Systems and all information stored, processed, or contained therein. No Person has gained unauthorized access to any Systems or any data or information stored in Systems in a manner that has resulted in or could reasonably be expected to result in, the Company having any material Losses. The Company maintains commercially reasonable administrative, technical, and physical safeguards, subject to administrative review, and such safeguards are improved upon and remediated following such review, to the extent necessary to remediate any known deficiencies. The Systems have not suffered any material failures, errors, cyberattack, or breakdowns within the past twenty-four (24) months that have caused any substantial disruption, damage, or interruption in the operation of the Company’s business.

(e)    The Company’s Processing of data, confidential information and Personal Information and other data practices are in compliance with all Laws applicable to the Company, all of Company’s internal or publicly posted policies, and all Contracts to which the Company is bound. The Company maintains and complies with written policies and procedures regarding data security and privacy and maintains administrative, technical, and physical safeguards that are reasonable and, in any event, in compliance with all Laws and Contracts applicable to it or to which it is bound. There have been no security breaches relating to, or violations of any security policy regarding, or any unauthorized access, loss, or misuses of, any Personal Information, data, confidential information or trade secrets information or facilities used by the Company, nor has the Company been adversely affected by any denial of service attacks.

(f)    For each web site owned and controlled by the Company, the Company has provided and does provide a privacy policy posted in a clear and conspicuous location on each such web site that complies with all applicable Laws, copies of which have been provided to Purchaser (“Company Privacy Policies”). For each user-facing web site (or portion thereof) of the Company that is made available to clients or customers of the Company (“Client Web Sites”), the Company requires such clients to comply with all applicable Laws, and such Client Web Sites comply with all applicable Laws. The Company, and, to the knowledge of Seller, each of the Company’s clients, have at all times, respectively, been in material compliance with all contractual obligations relating to compliance with applicable Laws.

(g)    To the knowledge of Seller, the Company owns or otherwise has sufficient right to use all Intellectual Property needed to conduct its business as currently conducted.

(h)    The Company has at all times materially complied with and currently complies with (i) any Contracts to which it is a party, (ii) Company Privacy Policies, (iii) all consents and authorizations that apply to its receipt, access, use and disclosure of Personal Information and for which the Company has been provided a copy or otherwise made aware of the requirements of the consent or authorization, and (iv) all applicable Laws (including, without limitation, the General Data Protection Regulation and the California Consumer Privacy Act), privacy policies and notices relating to privacy, data protection and the collection, compilation, sharing, use, processing, storage, transfer or security from unauthorized disclosure of Personal Information or user data collected, used or held for use by the Company. With respect to Personal Information, the Company takes reasonable measures to ensure that such information is protected against loss and against unauthorized access, modification, use or disclosure. In addition, the Company contractually requires all third parties, including vendors, affiliates, and other persons providing services to the Company that have access to or receive Personal Information from or on behalf of the Company to comply with all applicable Laws, and to take all reasonable steps to ensure that all Personal Information in such third parties’ possession or control is protected against damage, loss, and against unauthorized access, acquisition, use, modification, disclosure or other misuse. The Company is, and at all times has been in compliance with all Laws, domestic and international, pertaining to sales and marketing, including, without limitation, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing Sales Rule. There have been no material breaches of security leading to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of or access to involving any Personal Information held or collected by the Company (“Breach of Security”). There is no, and never has been, any Action pending or, to the knowledge of Seller, threatened against the Company alleging a Breach of Security, violation of any Person’s privacy, data protection or data rights or Laws concerning privacy, data protection or data security, nor has there been any court decision or order, or any Contract restricting or limiting the use, transfer or disclosure by the Company of any customer information or information or Personal Information. The Company has not been subject to or received any notice, claim, audit, investigation, demand, or other Action from any person, entity or Governmental Authority asserting or claiming it has violated or has failed to comply with any Company Privacy Policy, Contract or Law relating to the privacy or security of Personal Information, and there are no facts or circumstances that could reasonably be expected to give rise to any such Action.

3.14    Material Contracts. Schedule 3.14 sets forth all of the following Contracts (other than any Company Benefit Plan) to which the Company is a party or by which it is bound (all Contracts lists or that should be listed, collectively, the “Material Contracts”):

(a)    Contracts with Seller, any Affiliate of Seller, or any current officer, manager or director of the Company;

(b)    Contracts pursuant to which any party is required to purchase or sell a stated portion of its requirements or output from or to another party;

(c)    Contracts containing covenants of the Company that placed any material limitation on the Company’s ability to operating in any line of business or with any person in any geographical area or covenants of any other Person not to compete with the Company in any line of business or in any geographical area;

(d)    Contracts for the sale of any of the assets of the Company or for the grant to any person of any preferential rights to purchase any of its assets;

(e)    Contracts with any labor union or association representing any employee of the Company;

(f)    Contracts (i) under which the Company uses, licenses or owes royalties related to, Embodiments or Intellectual Property that any Person besides the Company owns (other than Contracts related to Commercial Software), (ii) under which the Company has granted any Person any right or interest in any material Company Intellectual Property, (iii) that otherwise limits the Company’s use of, rights in or ability to enforce the Company Intellectual Property (including co-existence agreements and covenants not to sue), and (iv) under which the Company has agreed to indemnify any Person for or against any interference, infringement, dilution, misappropriation, or violation with respect to any Intellectual Property;

(g)    Contracts relating to any partnership, joint marketing, strategic alliance, reseller, franchise, collaboration, joint venture or similar arrangement;

(h)    Contracts relating to the acquisition by the Company of any operating business or the Equity Interests of any other Person;

(i)    Contracts relating to Indebtedness or the borrowing of money or incurrence or assumption of Indebtedness or to mortgaging, pledging or otherwise placing an Encumbrance on any portion of the assets of the Company;

(j)    Contracts with each Material Customer and each Material Supplier;

(k)    Contracts imposing “most favored nation” or similar pricing terms on the Company or which grants exclusive rights, rights of first refusal, rights of first negotiation, or similar rights to any Person;

(l)    Contracts with any Governmental Authority;

(m)    any separation agreement, settlement agreement, or severance agreement with any current or former employees under which the Company has any current actual or potential liability, as well as any settlement agreement, consent decree, or other similar agreement with any Governmental Authority;

(n)    any employment Contract or other agreement with the Company manager, director, officer, employee or consultant that is not immediately terminable at-will by the Company without notice, cost or liability, including any Contract providing for severance, accelerated vesting, or other payment or benefit, or any Contract that is entered into with the Company manager, director, officer, employee or consultant in connection with this Agreement; or

(o)    Contracts not otherwise disclosed pursuant to this Section 3.14 (i) the term of which exceeds one year and is not cancelable by the Company on notice of 90 or fewer days without payment by or penalty to the Company or (ii) involves aggregate annual payments by or to the Company in excess of $5,000.

Seller has provided to Purchaser true and complete copies of all of the Material Contracts. Except as set forth on Schedule 3.14, all of the Material Contracts and other agreements are in full force and effect and are the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). Except as set forth on Schedule 3.14, the Company is not in default under any Material Contracts, nor, to the knowledge of Seller, is any other party to any Material Contract in default thereunder.

3.15    Employee Benefits Plans.

(a)    Schedule 3.15(a) lists each “employee benefit plan” (within the meaning Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), stock option plan, stock purchase plan, bonus or incentive award plan, severance pay plan, program or arrangement, deferred compensation arrangement or agreement, employment agreement, executive compensation plan, program, agreement or arrangement, change in control plan, program or arrangement, supplemental income arrangement, sick, PTO or vacation plan, and any other material plan or arrangement providing compensation or benefits to any employee, non-employee director, consultant or independent contractor, whether written, unwritten or otherwise, funded or unfunded, that is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate, under which any individual is eligible to receive benefits or otherwise participate, and/or with respect to which the Company or any ERISA Affiliate has or may have any actual or contingent liability or obligation (each, a “Company Benefit Plan”). Seller has provided to Purchaser correct and complete copies of (i) each Company Benefit Plan (or, in the case of any such Company Benefit Plan that is unwritten, descriptions thereof), including amendments thereto, (ii) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required, including all summaries of material modifications with respect thereto, and (iv) accurate and complete copies of all Contracts relating to such Company Benefit Plan; (v) all written materials provided to employees or participants relating to such Company Benefit Plan to the extent that such materials relate to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any liability to the Company or any ERISA Affiliate; (vi) all material correspondence, if any, to or from any Governmental Authority relating to any Company Benefit Plan; and (vii) all discrimination tests, if any, required under the Code for such Company Benefit Plan for the three most recent plan years and the most recent IRS determination letter (or opinion letter, if applicable) received with respect to any such qualified Company Benefit Plan. Each Company Benefit Plan has been administered in all respects in accordance with its terms and in compliance with all applicable Laws, and the Company and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of any Company Benefit Plan. The Company and each Company Benefit Plan is in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws

(b)    Schedule 3.15(b) lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company is a party. Each contract, plan, program, agreement or arrangement that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder. No additional Tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such contract, plan, program, agreement, or arrangement. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. The Company is not required to provide any gross-up, make-whole, or other payment with respect to taxes, interests or penalties imposed under any tax provisions, including Section 409A or Section 4999 of the Code.

(c)    Each Company Benefit Plan that is intended to be tax qualified under Section 401(a) of the Code is so qualified and has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments, or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or has been established under a pre-approved plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and there is not any event, condition or circumstance that could result in disqualification under the Code.

(d)    None of the Company Benefit Plans is a self-funded employee benefit plan, including any plan to which a stop-loss policy applies. None of the Company Benefit Plans promises or provides medical or other retiree welfare benefits, including without limitation any premium subsidies, to any person for any reason following their termination of employment or service other than as required under applicable Law.

(e)    All contributions, premiums and benefit payments in connection with the Company Benefit Plans that are required to have been made as of the date hereof have been timely made or are reflected on the most recent Balance Sheet. In addition, with respect to each Company Benefit Plan intended to include a Code Section 401(k) arrangement, the Company and each of the ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor.

(f)    Neither of the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to, been required to contribute to, or had any actual or contingent liability with respect to any (i) plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section 3(37) of ERISA; (iii) “multiple employer plan” (within the meaning of Section 413(c) of the Code); or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(g)    There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Benefit Plan. Neither the Company nor any ERISA Affiliate is subject to any actual or contingent liability or penalty under Sections 4972 through 4980H of the Code or Title I of ERISA with respect to any Company Benefit Plans. Neither the Company nor any of its subsidiaries has agreed or is required to indemnify any person or entity against any liability incurred under any Contract, Law or Order in connection with any Company Benefit Plan.

(h)    There have been no Actions with respect to any Company Benefit Plan (other than routine claims for benefits), which are pending, or to the knowledge of Seller, threatened.

(i)    With respect to each Company Benefit Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company and any applicable ERISA Affiliate have prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and have properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Benefit Plan. No Action, audit or investigation is pending or has been brought, or to the knowledge of Seller, is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by any Governmental Authority.

(j)    There has been no amendment, interpretation or announcement (whether or not written) by the Company or any ERISA Affiliate relating to, or change in participation or coverage under, any Company Benefit Plan that would materially increase the expense of maintaining such Company Benefit Plan above the level of expense incurred in the Company’s most recent full fiscal year.

(k)    Each Company Benefit Plan can be amended, merged, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without liability to Purchaser and/or any of its Affiliates (other than ordinary and reasonable administrative expenses typically incurred in a termination event). Neither the execution and delivery of this Agreement and any related documents nor the consummation of the transactions contemplated hereby will, either alone or in combination with any other event (whether contingent or otherwise), (i) result in payment becoming due, payable, or required to be provided to any current or former employee, director, independent contractor or consultant (or their dependents or beneficiaries), (ii) increase the amount or value of any compensation or benefits payable or required to be provided to any current or former employee, director, independent contractor or consultant (or their dependents or beneficiaries), including acceleration of the time of payment or vesting of any compensation or benefits, (iii) require the Company to fund any liabilities or place in trust or otherwise set aside any amounts in respect of any Company Benefit Plan, or (iv) result in any payments or benefits that could reasonably be expected to be a “parachute payment” within the meaning of Section 280G of the Code or Section 4999 of the Code (whether or not such payment is considered to be reasonable compensation for services rendered) or could reasonably be expected to not be deductible by the Company by reason of Section 280G of the Code.

(l)    Each Company Benefit Plan that is a group health plan is in compliance with the Patient Protection and Affordable Care Act, the Health Care and Education Reconciliation Act of 2010 and subsequent agency guidance (collectively, the “2010 Health Care Law”). The design and operation of each Company Benefit Plan that is a group health plan has not resulted in the incurrence of any penalty or excise tax under Code Section 4980H to the Company pursuant to the 2010 Health Care Law. There is nothing that would create a reporting obligation or excise tax under 4980D of the Code.

(m)    Neither the Company nor any Affiliate has ever sponsored, maintained, participated in, contributed to, or been required to sponsor, maintain, participate in or contribute to, any employee benefit plan, program, or other arrangement providing compensation or benefits to any employee or former employee, director, officer, or independent contractor (or any beneficiary or dependent thereof) that is subject to the Laws of any jurisdiction outside of the United States.

3.16    Labor.

(a)    Schedule 3.16 contains a true and correct list of (i) all of the current employees of the Company, including those on a leave of absence of any kind, (ii) each such employee’s name, title, employer and location of employment, (iii) each such employee’s employment status (i.e., whether actively employed or not actively employed due to illness, short-term disability, sick leave, authorized leave of absence, layoff for lack of work or service in the United States military or for any other reason), (iv) each such employee’s hourly wage rate, salary level or annual rate of compensation, including bonuses and incentive pay, (v) each employee’s date of hire or commencement of most recent employment, (vi) a description of any fringe benefits (other than the standard fringe benefits offered to all qualifying employees), and (vii) existing Contracts with such employee, if any (it being understood that all parties do not consider any “at-will” arrangements with employees to be Contracts). All salary, wages, commissions, bonuses and other cash compensation due and payable to employees of the Company on or prior to the date hereof have been paid in full.

(b)    The Company is not a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is any such contract or agreement presently being negotiated, nor, to the knowledge of Seller, is there, a representation campaign respecting any of the employees of the Company. There is no pending or, to the knowledge of Seller, threatened, labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company.

(c)    The Company has complied with all applicable Laws pertaining to labor or employment practices or relations, including but not limited to the terms and conditions of employment, management-labor relations, employee classification, records retention, governmental reporting, equal opportunity employment, non-discrimination, disability accommodation, human rights, statutory and regulatory employer notice requirements (including requirements pursuant to the Fair Credit Reporting Act, the United States Immigration and Nationality Act, as amended, federal, state, provincial and local minimum wage laws, regulations and ordinances, federal and state family, medical and military leave laws and regulations, occupational safety and health laws and regulations, and any other similar applicable Law, regulation or ordinance mandating employer notice of employer and/or employee rights and responsibilities under such Law, regulation or ordinance), statutory and contractual leaves of absence, wage and hour issues, immigration, occupational safety and health, workers’ compensation, pay equity and human rights and the employment or termination of employment of their employees, including all such Laws relating to equal employment opportunities, payment of wages (including but not limited to payment of hourly wages, overtime, salaries, commissions, bonuses, profit sharing, unemployment compensation, benefits, and vacation, sick or other earned time off benefits due and payable to such employees under any policy, practice, Contract, program or applicable statute, regulation or ordinance) or illegal discrimination. The Company has properly classified as an employee or independent contractor each person who provides or has provided services to the Company, and as to each such person that is an employee, the Company has properly classified such employee as exempt or non-exempt under applicable wage and hour Laws.

(d)    There are no Actions outstanding or pending or, to the knowledge of Seller, threatened against the Company relating to employment Laws, including, without limitation, relating to wages and hours, leave of absence, WARN Act notification, occupational safety and health, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration, harassment, wrongful termination, breach of contract, or discrimination matters involving the Company employees, including charges of unfair labor practices.

(e)    To the knowledge of Seller, all of the employees of the Company are legally authorized to work in the United States, and the Company properly maintains an Employment Eligibility Form on Form I-9 for each employee currently employed in the United States in accordance with applicable Law. All employees and independent contractors of the Company have been properly classified as such for wage payment, Tax, ERISA and employee benefits purposes.

(f)    All Company employees are employed at-will, may be terminated at any time with or without notice and for any reason or no reason, without cost or penalty to the Company.

(g)    Seller has provided to Purchaser true, correct and complete copies of each of the following: (i) all forms of offer letters, (ii) all forms of employment, severance, retention, or change of control agreements, (iii) all forms of independent contractor agreements for individual independent contractors/consultants, (iv) all forms of confidentiality, non-competition or intellectual property agreements used with any Company employees, consultants or contractors, (v) all forms of bonus plans and any form award agreement thereunder, and a schedule of bonus commitments made to Company employees, (vi) any commission plan or other incentive compensative agreement, and a schedule of the actual or estimated commission payments owed but unpaid to each eligible employee and (vii) any such document in clauses (i)-(vi) that deviate materially from the form document.

(h)    To the knowledge of Seller, no Company employee (i) has any present intention to terminate his or her employment within the first 12 months following the Closing Date, or (ii) is a party to any confidentiality, non-competition, proprietary rights or other such agreement that would materially restrict the performance of such employee’s employment duties, or the ability of the Company to conduct its business.

(i)    With respect to each Government Contract, the Company is and has been in compliance with Executive Order No. 11246 of 1965 (“E.O. 11246”), Section 503 of the Rehabilitation Act of 1973 (“Section 503”) and the Vietnam Era Veterans’ Readjustment Assistance Act of 1974 (“VEVRAA”), including all implementing regulations. The Company maintains and complies with affirmative action plans in compliance with E.O. 11246, Section 503 and VEVRAA, including all implementing regulations. The Company is not, and has not been for the past three years, the subject of any audit, investigation or enforcement action by any Governmental Authority in connection with any Government Contract or related compliance with E.O. 11246, Section 503 or VEVRAA. The Company has not been debarred, suspended or otherwise made ineligible from doing business with the United States government or any government contractor.

3.17    Litigation. There are and have been during the three years prior to the date hereof no Actions pending or, to knowledge of Seller, threatened (i) against or by the Company affecting any of its properties or assets or otherwise relating to the Company; or (ii) against or by the Company, Seller or any of their respective Affiliates that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the knowledge of Seller, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action. There are no outstanding judgments, decrees, injunctions, rules or orders of any Governmental Authority or arbitrator or investigation by any Governmental Authority against or affecting the Company or any of its properties or assets.

3.18    Compliance with Laws; Permits.

(a)    The Company is in material compliance with all Laws of any Governmental Authority applicable to its business, properties, assets or operations. The Company has not received any written notice or been charged with the violation of any Laws. To the knowledge of Seller, the Company is not under investigation with respect to the violation of any Laws and, to the knowledge of Seller, there are no facts or circumstances which could form the basis for any such violation.

(b)    All Permits required for the Company to conduct its business have been obtained by it and are valid and in full force and effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full. Schedule 3.18(b) lists all current Permits issued to the Company, including the names of the Permits and their respective dates of issuance and expiration. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Schedule 3.18(b). All applications required to have been filed for the renewal of the Permits listed or required to be listed in Schedule 3.18(b) have been duly filed on a timely basis with the appropriate Governmental Authorities, and all other material filings required to have been made with respect to the Permits have been duly made on a timely basis with the appropriate Governmental Authorities.

(c)    To the knowledge of Seller, none of the Permits will be subject to suspension, modification, revocation or non-renewal, nor will the Company be subject to any fine or censure as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement.

(d)    The Company is not a party to any formal or informal agreement, understanding with or other undertaking to, or subject to any order by, or the recipient of any supervisory letter or other written communication of any kind from, any Governmental Authority that relates to the conduct of its business. Neither Seller nor the Company has been notified by any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such agreement, understanding, undertaking, letter or other written communication.

3.19    Related-Party Transactions. Neither Seller nor any of its Affiliates has borrowed any moneys from or has outstanding any Indebtedness or other similar obligations to the Company. Except as set forth in Schedule 3.19, none of the Company, any Affiliate of the Company or any of their respective officers or employees (a) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is (i) a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company, (ii) engaged in a business related to the business of the Company, or (iii) a participant in any transaction to which the Company is a party, or (b) is a party to any Contract with the Company. Each Contract between the Company on the one hand, and Seller or any of its Affiliates on the other hand is on commercially reasonable terms no more favorable to Seller or such Affiliate than what any third party negotiating on an arms-length basis could expect.

3.20    Customers and Suppliers.

(a)    Schedule 3.20(a) sets forth (i) the Company’s top ten direct or indirect customers (based upon the dollar amount of payments to the Company) during 2022 and the eight months ended August 31, 2023 (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods. Except as set forth in Schedule 3.20(a), the Company has not received any notice, and has no reason to believe, that any of its Material Customers has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with the Company.

(b)    Schedule 3.20(b) sets forth (i) the Company’s top ten direct or indirect suppliers (based upon the dollar amount of payments by the Company) during 2022 and the eight months ended August 31, 2023 (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods. Except as set forth on Schedule 3.20(b), the Company has not received any notice, and has no reason to believe, that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to the Company or to otherwise terminate or materially reduce its relationship with the Company.

(c)    There are no material disputes, nor have there been any material disputes within the past three years, between the Company and any of the Material Customers or Material Suppliers, and the Company has complied with all procurement policies and procedures applicable to each such Material Customer or Material Supplier.

3.21    Insurance. Schedule 3.21 sets forth a true and complete list of all liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors and officers’ liability, employment practices liability, fiduciary liability and other casualty and property insurance maintained by the Company or its Affiliates (including Seller) and relating to the assets, business, operations, employees, officers and directors of the Company (the “Insurance Policies”). True and complete copies of such Insurance Policies have been provided to Purchaser. The Insurance Policies are in full force and effect and shall remain in full force and effect following the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Affiliates (including Seller) has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of the Insurance Policies. All premiums due on the Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. The Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company. All Insurance Policies (a) are valid and binding in accordance with their terms; (b) are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. There are no claims related to the business of the Company pending under any Insurance Policies. No material limit under any Insurance Policy has been depleted by more than 50%. Neither the Company nor any of its Affiliates (including Seller) is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any Insurance Policy. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Company and are sufficient for compliance with all applicable Laws and Contracts to which the Company is a party or by which it is bound.

3.22    Service Warranties. Other than in the Ordinary Course of Business, and except as set forth in Schedule 3.22, no service provided by the Company is subject to any guarantee, warranty or other indemnity. Except as set forth in Schedule 3.22, since its inception the Company has not suffered any material liability or had to reimburse any of its customers in any material amount, and there have been no Actions against the Company, in respect of services provided by the Company.

3.23    Directors, Officers, Bank Accounts and Powers. Schedule 3.23 sets forth with respect to the Company: (i) all directors or managers and officers, (ii) all bank, payroll and securities brokerage accounts and all authorized signers for each such account; and (iii) all powers of attorney granted to any Person that are currently in effect.

3.24    Anti-Corruption, Anti-Money Laundering, and Trade Compliance. None of Seller, the Company, any of Seller’s or the Company’s directors, officers or employees has with respect to the Company or its business (a) violated any Anti-Corruption Law or Seller policies and procedures pertaining to Anti-Corruption Laws; (b) directly or indirectly (through third parties) with a corrupt, improper, or illegal intent authorized, promised, offered, paid, or provided money or anything else of value to (i) a Government Official, (ii) a political party or candidate for political office, (iii) any person while “knowing” (as that term is defined and interpreted by the U.S. government for purposes of the FCPA) that all or a portion of that money or thing of value has or will be directly or indirectly promised, offered, paid, or provided to a Government Official, political party, or candidate for political office, or (iv) any other individual, entity, or organization, for purposes of obtaining, retaining, or directing licenses, permits, approvals, tax or duty assessments, land or other registrations, inspections, judgments, sales, business, or any other financial or other advantage; (c) otherwise directly or indirectly offered, promised, authorized, provided, or incurred any bribe, kickback, or other improper, corrupt, or unlawful payment, expense, rebate, discount, commission, influence or other contribution, gift, favor, entertainment, travel or other benefit, emolument, or advantage (collectively, “Restricted Benefits”) to or for the benefit of any Government Official, political party, or candidate for political office, or any other individual, entity, or organization; (d) solicited, accepted, or received any Restricted Benefits from any person; (e) established or maintained a slush fund or any other off-the-books account or engaged in unrecorded transactions; (f) falsified any Seller financial or other document; (g) violated any applicable fraud, embezzlement, or anti-money laundering Law, including, but not limited to, the USA PATRIOT Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act; (h) engaged in business directly or indirectly in any country in violation of comprehensive or selective U.S. sanctions or embargoes; (i) established or maintained any unlawful or unrecorded fund or corporate moneys or other assets; (j) made any false or fictitious entries on the books or records of the Company; (k) otherwise violated or has caused other parties to be in violation of any applicable Laws relating to the export, deemed export, or re-export of commodities, technologies, or services, including, but not limited to, U.S. Trade Laws; (l) been the subject of any claim, allegation, voluntary or other disclosure, internal or external investigation, prosecution, settlement or other enforcement action or civil litigation related to any Anti-Corruption Law, U.S. Trade Law, or other applicable Law. None of Seller, the Company, any of Seller’s or the Company’s directors, officers or employees or their immediate family members is a Government Official. Seller will not share all or any portion of any payment covered by this Agreement with any Government Official or other person in violation of any Anti-Corruption Law, U.S. Trade Law, or any other applicable Law or otherwise cause Purchaser to be in violation of such Laws.

3.25    Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller or the Company in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

3.26    Full Disclosure. No representation or warranty by the Company or Seller in this Agreement and no statement contained in the Schedules to this Agreement or any certificate or other document furnished or to be furnished to Purchaser pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES REGARDING SELLER

Subject to the exceptions set forth in the corresponding numbered or lettered Schedule of the Disclosure Letter (which exceptions shall delineate the section or subsection to which they apply, but shall also qualify such other sections or subsections in this Article 4 to the extent that it is reasonably apparent on its face from a reading of the disclosed exception that such disclosed exception is applicable to such other section or subsection), Seller represents and warrants to Purchaser, as of the date hereof, as follows:

4.1    Organization and Good Standing. Seller is duly organized, validly existing and in good standing under the laws of its state of organization and has all requisite corporate power and authority to own, lease and operate properties and carry on its business.

4.2    Authorization of Agreement. Seller has the requisite power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by Seller in connection with the consummation of the transactions contemplated by this Agreement (together with this Agreement, the “Seller Documents”), and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by Seller and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of Seller, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3    Conflicts; Consents of Third Parties.

(a)    None of the execution and delivery by Seller of this Agreement or any other Seller Document, the consummation of the transactions contemplated hereby or thereby, or compliance by Seller with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or give rise to any obligation of Seller to make any payment under, or to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Encumbrances upon any of the properties or assets of the Company under any provision of (i) the Governing Documents of the Company or Seller; (ii) any Contract, or Permit to which the Company or Seller is a party or by which any of the properties or assets of the Company are bound; (iii) any Order of any court, Governmental Authority or arbitrator applicable to the Company or Seller or any of the properties or assets of the Company as of the date hereof; or (iv) any applicable Law.

(b)    No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of Seller in connection with the execution and delivery of this Agreement or the Seller Documents, or the compliance by Seller with any of the provisions hereof or thereof, or the taking by Seller of any other action contemplated hereby or thereby, or the continuing validity and effectiveness immediately following the Closing of any Permit or Contract of the Company.

4.4    Litigation. There are no Actions pending or, to the knowledge of Seller, threatened against Seller or the Membership Interests that would adversely affect Seller’s performance under this Agreement or the consummation of the transactions contemplated herein.

4.5    Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

4.6    Ownership and Transfer of Membership Interests. Seller is directly or indirectly the record and beneficial owner of the Membership Interests, free and clear of any and all Encumbrances. Seller has the power and authority to sell, transfer, assign and deliver such Membership Interests as provided in this Agreement, and such delivery will convey to Purchaser good and marketable title to such Membership Interests, free and clear of any and all Encumbrances.

4.7    Entirely for Own Account. The shares of Common Stock to be received by Seller hereunder will be acquired for investment for Seller’s own account, not as a nominee or agent, and not as an underwriter of any part thereof, and Seller has no present intention of selling or granting any participation in, the same. By executing this Agreement, Seller further represents that Seller does not have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any other person, with respect to any of such Common Stock.

4.8    Investment Experience; Accredited Investor. Seller acknowledges that it is able to fend for itself, can bear the economic risk of Seller holding the Common Stock, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of Seller holding the Common Stock. Seller is an Accredited Investor (as defined in the Securities Act of 1933, as amended (the “Securities Act”) and regulations promulgated thereunder). Seller has not relied in connection with an investment in the Common Stock upon any representations, warranties or agreements other than those set forth in this Agreement. Seller acknowledges that it has had the opportunity to review (i) the Annual Report on Form 10-K of Purchaser for its fiscal year ended September 30, 2022, (ii) the Quarterly Reports on Form 10-Q of Purchaser for the quarterly periods ending December 31, 2022, March 31, 2023 and June 30, 2023, (iii) the Definitive Proxy Statement on Schedule 14A for the 2022 Annual Meeting of Shareholders of Purchaser, held on March 14, 2023 and (iv) all current reports on Form 8-K of Parent filed with the SEC since September 30, 2022.

4.9    Restricted Securities. Seller understands that the Common Stock issued to Seller will be characterized as “restricted securities” under federal securities laws inasmuch as they are being received from Purchaser in a transaction not involving a public offering and that under such laws and applicable regulations such shares may be resold without registration under the Securities Act, only in certain limited circumstances. Seller represents that it is familiar with Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller that:

5.1    Organization and Good Standing. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate properties and carry on its business.

5.2    Authorization of Agreement. Purchaser has full limited liability company power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document has been duly authorized by all necessary limited liability company action on behalf of Purchaser. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Purchaser Documents when so executed and delivered will constitute, legal, valid and binding obligations of Purchaser, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3    Conflicts; Consents of Third Parties. Neither of the execution and delivery by Purchaser of this Agreement and of the Purchaser Documents, nor the compliance by Purchaser with any of the provisions hereof or thereof will (i) conflict with, or result in the breach of, the Governing Documents of Purchaser, (ii) conflict with, violate, result in the breach of, or constitute a material default under any note, bond, mortgage, indenture, license, agreement or other obligation to which Purchaser is a party or by which Purchaser or its properties or assets are bound or (iii) violate any statute, rule, regulation, order or decree of any Governmental Authority by which Purchaser is bound, except for such violations, breaches or defaults as would not, individually or in the aggregate, have a material adverse effect on the business, operations, results of operations, condition (financial or otherwise) of Purchaser and any subsidiary, taken as a whole. No consent waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents or the compliance by Purchaser with any of the provisions hereof or thereof.

5.4    Litigation. There are no Actions pending or, to the knowledge of Purchaser, threatened against Purchaser or any Affiliate of Purchaser that challenge or seek to prohibit or restrain the ability of Purchaser to enter into this Agreement or consummate the transactions contemplated hereby.

5.5    Investment Intention. Purchaser is acquiring the Membership Interests for its own account, for investment purposes only and not with a view to the distribution (as defined in Section 2(11) of the Securities Act) thereof. Purchaser understands that the Membership Interests have not been registered under the Securities Act and cannot be sold unless such sale is subsequently registered under the Securities Act or an exemption from such registration is available. Purchaser is able to bear the economic risk of holding the Membership Interests for an indefinite period (including total loss of its investment) and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

5.6    Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no person is entitled to any fee or commission or like payment in respect thereof.

5.7    Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise), or assets of the Company, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller and the Company for such purpose. Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon its own investigation and the express representations and warranties of Seller set forth in Article III and Article IV of this Agreement (including the related portions of the Disclosure Schedules); and (b) none of Seller, the Company or any other Person has made any representation or warranty as to Seller, the Company or this Agreement, except as expressly set forth in Article III and Article IV of this Agreement (including the related portions of the Disclosure Schedules).

ARTICLE 6
COVENANTS

6.1    Conduct of Business. Except as expressly provided in this Agreement, required by Law, set forth on Schedule 6.1, or consented to by the Purchaser in writing, during the period between the date hereof and the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), Seller shall cause the Company to: (a) carry on its business in the Ordinary Course of Business; (b) use commercially reasonable efforts to maintain and to preserve intact the present business organization of the Company; and (c) conduct its operations in compliance with Laws, except where such violation does not and would not reasonably be expected to result in a Material Adverse Effect. In addition to the foregoing, during the Pre-Closing Period, Seller shall not permit the Company to (i) take any action that would require disclosure under Section 3.10 if such action were taken prior to execution of this Agreement, (ii) except as consistent with past practices, file any Tax Return or enter into any agreement with any Governmental Authority in respect of Taxes; (iii) waive or agree to any extension of any limitations period in respect of Taxes; (iv) take any other action that would cause any of the representations and warranties made by Seller or the Company in this Agreement not to remain true and correct in all material respects; or (v) take any action, or omit to take any action, that would result in the occurrence of any of the foregoing.

6.2    Consents. During the Pre-Closing Period, Seller and the Company shall use their respective commercially reasonable efforts, and Purchaser shall cooperate with such efforts (but shall not be required to make any payment to any third party), to obtain the third party consents to the consummation of the transactions contemplated by this Agreement under or with respect to the Contracts and Permits set forth on Schedule 3.6. In addition, Seller and the Company shall use commercially reasonable efforts and assist and cooperate with Purchaser in the transfer of all Permits necessary for the operation of the Company business following the Closing.

6.3    No Solicitation or Acceptance of Other Bids.

(a)    During the Pre-Closing Period, Seller shall not, and shall not authorize or permit any of its respective Affiliates or any Representatives or its respective Affiliates to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall cause its respective Affiliates and all Representatives or their respective Affiliates to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal.

(b)    In addition to the other obligations under this Section 6.3, during the Pre-Closing Period, Seller shall promptly (and in any event within 3 Business Days after receipt thereof by Seller or its Representatives) advise Purchaser orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c)    Seller agrees that the rights and remedies for noncompliance with this Section 6.3 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Purchaser and that money damages would not provide an adequate remedy to Purchaser.

6.4    Information.

(a)    Subject to the provisions of Section 6.7, during the Pre-Closing Period, upon reasonable advance notice and at Purchaser’s sole cost and expense, the Company and Seller shall give to Purchaser’s officers, employees and agents reasonable access during normal business hours to all of the books, records and Contracts of the Company; provided, however, that nothing in this Agreement requires the Company to disclose any information to Purchaser or any of its Representatives to the extent such disclosure would, in the reasonable judgment of the Company, violate any applicable Law. Any investigation pursuant to this Section 6.4 shall be conducted by Purchaser in such manner as not to interfere unreasonably with the conduct of the Company’s business.

(b)    Within 15 days after the end of each calendar month during the Pre-Closing Period, Seller shall deliver to Purchaser (i) a consolidated balance sheet of the Company as of the last day of such calendar month, (ii) a statement of income and a statement of cash flows for such calendar month and for the year-to-date period through the end of such calendar month, and (iii) a certificate executed by an officer of the Company confirming that such financial statements are accurate and complete in all material respects, fairly present the financial position of the Company as of the date thereof and the results of operations and cash flows of the Company for the periods covered thereby, and have been prepared in accordance with GAAP applied on a basis consistent with the basis on which the Financial Statements were prepared.

6.5    Notification of Certain Matters. During the Pre-Closing Period, Seller, the Company and the Purchaser shall deliver, as soon as reasonably practicable after obtaining knowledge thereof, to the other parties any information relating to any fact or event that cause any of the representations and warranties made by the Company, Seller or the Purchaser, as the case may be, to be or become incorrect or incomplete, it being understood and agreed that the delivery of such information shall not in any manner constitute a waiver by any party of any of the conditions precedent to the Closing and shall not be deemed to amend or modify any party’s representations or warranties made under this Agreement or in any disclosure schedule attached hereto or referenced herein.

6.6    Taxes.

(a)    Seller shall cause the Company to prepare and file all income Tax Returns of the Company for any taxable period ending on or prior to the Closing Date that are required to be filed after the Closing Date (“Seller Income Tax Returns”). Purchaser shall prepare and timely file, or shall cause to be prepared and timely filed at the Company’s expense, all other Tax Returns of the Company for Pre-Closing Tax Periods (including any Straddle Periods) which are due after the Closing Date (“Purchaser Tax Returns”). All Tax Returns required to be prepared pursuant to this Section 6.6(a) shall be prepared and filed in a manner consistent with prior practice, except as required by applicable Law. Seller shall submit to Purchaser for its review and approval (not to be unreasonably withheld) any Seller Income Tax Return at least 30 days prior to filing such Seller Income Tax Return, and shall make such revisions to such Tax Returns as are reasonably requested by Purchaser. Purchaser shall submit to Seller for its review and approval (not to be unreasonably withheld) any Purchaser Tax Return relating to any taxable period ending on or prior to the Closing Date or any Straddle Period at least 30 days prior to filing such Purchaser Tax Return, and shall make such revisions to such Tax Returns as are reasonably requested by Seller.

(b)    Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other party or parties, in connection with the preparation and filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Seller and Purchaser agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(c)    Purchaser and Seller shall use the interim closing of the books method at the end of the Closing Date for purposes of determining allocations that must be made to the Company for federal, state, local or foreign Tax purposes (including pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii)(A)(1)). In the case of any Taxes not described in the preceding sentence for any Straddle Period, the amount of any Taxes for the Pre-Closing Tax Period shall be (i) in the case of any Tax based upon or related to income, receipts, expenditures, or a specific event or transaction, the amount of such Tax that would be payable if the relevant taxable period ended as of the end of the Closing Date, and (ii) in the case of any Tax not described in clause (i), the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period prior to and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

(d)    For purposes of this Agreement, all items of loss or deduction for applicable income Tax purposes resulting from or attributable to the exercise or cancellation of any options, the payment of any bonuses or other compensatory payments made in connection with the transactions contemplated by this Agreement, any fees, expenses, premiums and penalties incurred in connection with the transactions contemplated by this Agreement, and all current liabilities of the Company shall be allocated, to the extent permitted by applicable Law, to the taxable period (or a portion thereof) ending on or prior to the Closing Date for the benefit of Seller.

(e)    Without the prior written consent of Seller (which consent shall not be unreasonably withheld, delayed, or conditioned), Purchaser shall not, and shall not cause or permit the Company or any of its Affiliates to, amend or refile any Tax Returns, make, change or revoke any Tax election, extend or waive the applicable statute of limitations, or file any ruling request with any Tax Authority, in each case, relating to any Tax of the Company for any Pre-Closing Tax Period or any Straddle Period.

(f)    The amount or economic benefit of any refunds, credits or offsets of Taxes of the Company for any Pre-Closing Tax Period shall be for the account of Seller. The amount or economic benefit of any refunds, credits or offsets of Taxes of the Company for any Straddle Period shall be equitably apportioned between Seller and Purchaser in accordance with Section 6.6(d). Purchaser shall pay (or cause the Company to pay) to Seller the amount of any refund, credit or offset of Tax to which Seller is entitled pursuant to this Section 6.6(f) within 10 days after such refund is received or after such credit or offset is allowed or applied against another Tax liability, as the case may be.

(g)    Purchaser shall promptly notify Seller in writing upon receipt by Purchaser, the Company or any of their Affiliates of notice of any claim, action, audit, suit, proceeding, examination or investigation related to Taxes with respect to the Company (a “Tax Action”) to the extent such Tax Action relates to any Pre-Closing Tax Period or such Tax Action could give rise to Taxes for which Seller may be liable; provided, however, that no failure or delay of Purchaser, the Company, or their Affiliates in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of Seller pursuant to this Agreement, except to the extent Seller is actually prejudiced by such failure or delay. Seller shall have the right to control, settle or compromise any such Tax Action (other than a Tax Action in respect of a Straddle Period). If Seller elects not to (or is not permitted to) control such Tax Action, Purchaser shall control such Tax Action. The party having control of any Tax Action shall keep the other party reasonably informed with respect to the status and progress of such Tax Action, and such other party shall have the right to participate in such Tax Action with its own counsel and at its own expense. Purchaser shall not settle or compromise any Tax Action governed by this Section 6.6(g) without the prior written consent of Seller (not to be unreasonably withheld, delayed, and conditioned); and Seller shall not settle or compromise any Tax Action governed by this Section 6.6(g) that would reasonably be expected to affect the Tax liability of the Company, Purchaser, or their Affiliates for taxable periods ending after the Closing Date without Purchaser’s consent (not to be unreasonably withheld, delayed, or conditioned). In the event this Section 6.6(g) conflicts with Section 8.3, any Tax Action shall be governed by this Section 6.6(g).

6.7    Confidentiality. From and after the Closing, Seller shall, and shall cause their respective Affiliates to, hold, and shall use their reasonable best efforts to cause their Representatives to hold, in confidence any and all information, whether written or oral, concerning the Company, except to the extent that such Affiliate or Representative can show that such information (a) is generally available to and known by the public through no fault of Seller, or any of its Affiliates or Representatives; or (b) is lawfully acquired by Seller, or any of its Affiliates or Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If such Affiliate or Representative is compelled to disclose any information by judicial or administrative process or by other requirements of Law, such Affiliate or Representative shall promptly notify Purchaser in writing and shall disclose only that portion of such information which such Affiliate or Representative is advised by its counsel in writing is legally required to be disclosed, provided that such Affiliate or Representative shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

6.8    Release. Effective upon the Closing, Seller, on behalf of itself and its Affiliates, and each of its respective successors and assigns (each, a “Seller Releasor”), and in its capacity as a member of the Company, hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, the Company and each of its current officers, directors, stockholders, partners, members, Affiliates and employees (each, a “Company Releasee”) of, from and against any and all actions, causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, which such Seller Releasor ever had, now has or may have on or by reason of any matter, cause or thing whatsoever arising prior to the Closing Date; provided, however, this release does not extend to any claim to enforce a Seller Releasor’s rights under this Agreement or any ancillary agreement. Seller agrees not to, and agrees to cause its respective officers, directors, stockholders, partners, members, Affiliates and employees, and each of their respective successors and assigns, not to, assert any such claims against the Company Releasees.

6.9    Restricted Covenants.

(a)    Non-Competition. From the Closing Date until the fifth anniversary of the Closing Date (the “Restricted Period”), Seller shall not engage in any activity or act in any manner, or prepare to engage in any activity or prepare to act in any manner, including as an owner, shareholder, member, partner, director, officer, consultant, agent, representative or employee (other than as a less than two percent (2%) shareholder of a publicly traded corporation) for the purpose of owning, establishing, operating, assisting or managing any Person that engages in any business that competes with the Company’s business as conducted prior to the Closing Date. Seller acknowledges and agrees that the Company competes in a global industry and that its business extends throughout the world. Given the broad-reaching nature of the Company’s client and customer contacts, the Company is reasonably considered to be performing its business generally throughout the world. Accordingly, Seller agrees that these restrictions shall reasonably apply to competitive activities and that any prohibited activity performed by Seller anywhere in the world will cause unfair injury to Purchaser.

(b)    Non-Solicitation of Service Providers. During the Restricted Period, Seller shall not engage, hire, employ or retain, or solicit or attempt to hire, employ, or retain, any Person who is (or who was at any time during the six-month period prior to such solicitation or attempt) an employee or independent contractor of the Company in any capacity whatsoever, or solicit, aid, or induce any such employee or independent contractor to leave such employment or engagement, or to accept employment or engagement with or render services to or with any other Person, or take any action to assist or aid any other Person in identifying, hiring or soliciting any such employee or independent contractor, in each case without the express written consent of Purchaser; provided, however, that the foregoing provision will not prevent Seller from: (i) directly or indirectly publishing any general solicitation of employment through an advertisement or other medium (including through the use of third party recruiting firms) not targeted at such employees or independent contractors, or (ii) after the third anniversary of the Closing Date, hiring or engaging any employee whose employment has been terminated by the Company or Purchaser, or after 180 days from the date of termination of employment, any employee whose employment has been terminated by the employee.

(c)    Non-Solicitation of Customers and Suppliers. During the Restricted Period, Seller shall not (a) solicit, or attempt to solicit, directly or indirectly, for the benefit of any Person other than the Company, Purchaser or one of their Affiliates, any Person, firm or entity that was a customer (or Affiliate thereof) or actively sought customer (or Affiliate thereof) of the Company during the twenty-four month period prior to the Closing Date for the purpose of providing such customers any products or services which compete with the Company’s business, (b) induce or attempt to induce any supplier (or Affiliate thereof) of the Company during the twenty-four month period prior to the Closing Date to refrain from, reduce, or cease doing business with the Company, or (c) otherwise intentionally interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between the Company and any such customers or suppliers.

(d)    Non-Disparagement. Seller shall not, and shall cause its Affiliates and its representatives who are acting on behalf of Seller, not to, at any time during the Restricted Period, directly or indirectly, make any public statement that is disparaging to the Company or any of its Affiliates, including any statement that disparages the products, services, finances, financial condition, capabilities or other aspect of the business of the Company or any of its Affiliates. Seller further agrees that during the Restricted Period Seller shall not engage in any conduct that is intended to inflict harm upon the professional or personal reputation of any director, officer or executive employees of the Company.

(e)    Enforcement. Seller agrees that the provisions of this Section 6.9 (the “Restrictive Covenants”) are reasonable and necessary for the protection of the investment by Purchaser in the business of the Company, and that if any portion thereof shall be held contrary to law or invalid or unenforceable in any respect in any jurisdiction, or as to one or more periods of time, areas of business activities or any part thereof, the remaining provisions shall not be affected but shall remain in full force and effect and that any such invalid or unenforceable provision shall be deemed, without further action on the part of any Person, modified and limited to the minimum extent necessary to render the same valid and enforceable in such jurisdiction. Purchaser and Seller intend to and hereby confer jurisdiction to enforce the Restrictive Covenants upon the courts of any jurisdiction. If the courts of any one or more of such jurisdictions hold the Restrictive Covenants unenforceable by reason of the breadth of such scope or otherwise, such determination shall not bar or in any way affect Purchaser’s right to the relief provided above in the courts of any other jurisdiction within the geographic scope of the Restrictive Covenants as to breaches of such covenants in such other respective jurisdictions, such covenants as they relate to each jurisdiction being, for this purpose, severable into diverse and independent covenants.

6.10    Indemnification, Exculpation and Insurance.

(a)    Purchaser agrees that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of the Company (collectively, the “Covered Persons”), as provided in the Governing Documents of such entity, in each case as in effect on the date of this Agreement, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms for a period of 6 years following the Closing Date; provided that no such indemnification shall apply to any claim against any of the foregoing arising out of a breach of this Agreement, any ancillary agreement or the transactions contemplated hereby or thereby.

(b)    The Company shall, and Seller shall cause the Company to, prior to the Closing, purchase for the benefit of the Covered Persons, a 6-year extended reporting period endorsement under the existing directors’ and officers’ liability insurance policies of the Company (the “Tail Insurance Policy”), providing that such endorsement shall extend the directors’ and officers’ liability coverage in force as of the date hereof for a period of 6 years from the Closing for any claims arising from events which occurred prior to the Closing. The cost of the Tail Insurance Policy shall be a Selling Expense. Purchaser shall (i) upon the request of Seller, cooperate reasonably with Seller to make any claim for coverage under any such policy and take any action reasonably requested by Seller to obtain reimbursement for covered Losses under any such policy or to otherwise enforce any such policy or any provision thereof, (ii) promptly inform Seller of any communication received by Purchaser or, after the Closing, received by the Company, from, or given by Purchaser or, after the Closing, by the Company, to any Person issuing any such insurance policy, and (iii) upon Seller’s request, promptly furnish to Seller, certificates of insurance evidencing such policy.

6.11    Public Announcements. Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), and the parties shall cooperate as to the timing and contents of any such announcement.

ARTICLE 7
CONDITIONS TO CLOSING

7.1    Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable law):

(a)    the representations and warranties of the Company and Seller contained in this Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects);

(b)    the Company and Seller shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, including without limitation delivery of the items required to be delivered under Section 2.2;

(c)    no Actions shall have been instituted or threatened or claim or demand made against Seller, the Company, or Purchaser seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(d)    there shall not be in effect any Order by a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; and

(e)    Purchaser shall have paid in full the Repaid Closing Indebtedness, if any, in accordance with Section 1.3(a)(iii).

7.2    Conditions Precedent to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by Seller in whole or in part to the extent permitted by applicable law):

(a)    the representations and warranties of Purchaser contained in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Purchaser contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, and except further to the extent that the facts or matters as to which such representations and warranties are not so true and correct as of such dates (without giving effect to any qualifications or limitations as to materiality set forth therein), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the ability of Purchaser to enter into and perform this Agreement and consummate the transactions contemplated hereby. Seller shall have received a certificate signed on behalf of Purchaser by an executive officer of Purchaser to such effect;

(b)    Purchaser shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date, including without limitation delivery of the items required to be delivered by Purchaser under Section 2.3;

(c)    no Actions shall have been instituted or threatened or claim or demand made against Seller, the Company, or Purchaser seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; and

(d)    there shall not be in effect any Order by a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

7.3    Frustration of Closing Conditions. None of the Company, Purchaser, or Seller may rely on the failure of any condition set forth in Section 7.1 or 7.2, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its commercially reasonable efforts to consummate the transactions contemplated by this Agreement; as required hereby.

ARTICLE 8
SURVIVAL; INDEMNIFICATION

8.1    Survival. The representations and warranties contained in Article 3, Article 4 and Article 5 shall survive the Closing and will continue in full force and effect for a period of time from the date hereof until the Expiration Date; provided that (a) the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.19, 3.25, 4.1, 4.2 and 4.5 (collectively, the “Seller Fundamental Representations”) and Sections 5.1, 5.2 and 5.6 (collectively, the “Purchaser Fundamental Representations”) shall survive the Closing and continue in full force and effect indefinitely, and (b) the representations and warranties in Sections 3.11, 3.13, and 3.15 shall survive the Closing and continue in full force and effect until the date that is 60 days after the expiration of the applicable statute of limitations. The covenants and agreements of the parties hereto that are required to be performed after the Closing shall survive the Closing in accordance with their respective terms. The parties specifically and unambiguously intend that the survival periods that are set forth in this Section 8.1 shall replace any statute of limitations that would otherwise be applicable.

8.2    Indemnification by Seller. Subject to the terms of this Article 8, from and after the Closing, Seller shall indemnify and defend Purchaser and its Affiliates and their respective officers, directors, shareholders, members, employees, successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”) and hold each of them harmless from and against any and all Losses incurred or suffered by a Purchaser Indemnified Party resulting from, arising out of or related to (a) any breach or inaccuracy of any representation or warranty made by the Company or Seller in this Agreement, (b) any breach of any covenant or agreement of the Company or Seller contained in this Agreement, or any ancillary agreement to which the Company or Seller is a party, (c) any fraud by Seller or the Company, (d) Tax Claims, and (e) IP Claims.

8.3    Indemnification by Purchaser. Subject to the terms of this Article 8, from and after the Closing, Purchaser shall indemnify and defend Seller and hold them harmless from and against any and all Losses incurred or suffered by Seller resulting from, arising out of or related to (a) any breach or inaccuracy of any representation or warranty made by Purchaser in this Agreement, (b) any breach of any covenant or agreement of Purchaser contained in this Agreement or any ancillary agreement to which Purchaser is a party and (c) any fraud by Purchaser.

8.4    Limitations on Indemnification. The indemnification provided for in Section 8.2 and Section 8.3 is subject to the following limitations:

(a)    Seller shall not be liable to the Purchaser Indemnified Parties for any Losses with respect to the matters described in Section 8.2(a) unless such Losses exceed an aggregate amount equal to $20,000 (the “Threshold Amount”) and Seller’s total liability to the Purchaser Indemnified Parties for any Losses with respect to the matters described in Section 8.2(a) shall not exceed the Cap. Once the Threshold Amount is met, Seller shall then be liable to the Purchaser Indemnified Parties for all Losses, including the Threshold Amount. The Threshold Amount and the Cap shall not apply to Losses resulting from, arising out of or related to any breach or inaccuracy of any Seller Fundamental Representation, Tax Claim, IP Claim or any fraud by Seller or the Company.

(b)    Purchaser shall not be liable to Seller for any Losses with respect to the matters described in Section 8.3(a) unless such Losses exceed an aggregate amount equal to the Threshold Amount and Purchaser’s total liability to Seller for any Losses with respect to the matters described in Section 8.3(a) shall not exceed the Cap. Once the Threshold Amount is met, Purchaser shall then be liable to Seller for all Losses, including the Threshold Amount. The Threshold Amount and the Cap shall not apply to Losses resulting from, arising out of or related to any breach or inaccuracy of any Purchaser Fundamental Representation or any fraud by Purchaser.

(c)    Payments by an Indemnifying Party pursuant to Section 8.2 or Section 8.3 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds (less the sum of any out all costs and expenses incurred in recovering such insurance proceeds and any increased premiums related to or arising out of such claim) and any indemnity, contribution or other similar payment received by the Indemnified Party (or the Company) in respect of any such claim. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement.

(d)    “Material Adverse Effect,” “materiality,” and other similar qualifiers contained in any representations or warranties or in any defined term used herein shall be disregarded for purposes of determining whether there has been a breach and calculating the amount of Losses resulting therefrom in connection with any claim for indemnification pursuant to Sections 8.2 and 8.3.

(e)    Neither Seller nor Purchaser shall have any obligations under, or liabilities in respect of, Section 8.2 or Section 8.3 following the expiration of the applicable survival period set forth in Section 8.1; provided that any claim for indemnity made by a Purchaser Indemnified Party or Seller, as the case may be, under Section 8.2 or Section 8.3 in accordance with the terms of this Article 8 prior to the expiration of the applicable survival period will survive beyond the date of such expiration until such claim is finally and conclusively resolved.

8.5    Third-Party Claim Indemnification Procedures.

(a)    If any written claim or demand for which an Indemnifying Party may have liability to any Indemnified Party hereunder, is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third-Party Claim”), such Indemnified Party shall promptly, but in no event more than ten days following such Indemnified Party’s receipt of a Third-Party Claim, notify the Indemnifying Party of such Third-Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable, any other remedy sought thereunder, any relevant time constraints relating thereto, a reasonably detailed explanation of the events giving rise to such Third-Party Claim and any other material details pertaining thereto (a “Claim Notice”); provided that the failure to timely give a Claim Notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party shall have been actually prejudiced by such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly following the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim.

(b)    In connection with any claim which may give rise to indemnity hereunder resulting from or arising out of a Third-Party Claim solely for money damages, the Indemnifying Party, at the sole cost and expense of the Indemnifying Party, may, upon written notice given to the Indemnified Party, and assume the defense of any such claim or Action; provided that prior to assuming control of such defense, the Indemnifying Party must (i) acknowledge that it would have an indemnity obligation for the Losses resulting from such Third-Party Claim as provided under this Article 8 and (ii) furnish the Indemnified Party with a written statement that Seller does not reasonably believe that the Losses resulting from such Third-Party Claim would exceed the number of Holdback Shares available to offset the Losses pursuant to Section 8.8. If the Indemnifying Party assumes the defense of any such claim or Action, the Indemnifying Party shall select counsel to conduct the defense of such claims or legal proceedings and, at the sole cost and expense of the Indemnifying Party, shall take all steps it deems necessary or appropriate in the defense or settlement thereof. The Indemnified Party shall be entitled to participate in (but not control) the defense of any such action, with its own counsel and at its own expense. If the Indemnifying Party does not assume the defense of any such claim or litigation resulting therefrom within 30 days after the date it receives written notice of such claim from the Indemnified Party: (i) the Indemnified Party may defend against such claim or litigation at the Indemnifying Party’s expense in such manner as the Indemnified Party may deem necessary or appropriate, including, but not limited to, settling such claim or litigation on such terms as the Indemnified Party may deem appropriate, and (ii) the Indemnifying Party shall be entitled to participate in (but not control) the defense of such action, with its counsel and at its own expense; provided, however, that the Indemnified Party shall not settle or compromise any Third-Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld or delayed), unless such settlement includes a full release of the Indemnifying Party from such Third-Party Claim.

(c)    The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third-Party Claim if the terms of such settlement would result in (i) the imposition of a consent order, injunction or decree that would apply to the Indemnified Party, or (ii) a finding or admission of a violation of Law by the Indemnified Party. Whether or not the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnified Party shall not admit any liability with respect to, settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent. If the Indemnifying Party assumes the defense of a Third-Party Claim and is in good faith contesting such Third-Party Claim, the Indemnified Party shall not unreasonably withhold its consent to any settlement, compromise or discharge of a Third-Party Claim that the Indemnifying Party may reasonably recommend and that by its terms (i) obligates the Indemnifying Party to pay the full amount of Losses in connection with such Third-Party Claim, other than with respect to any Losses (or portion thereof) that are not required to be paid as a result of the limitations set forth in Section 8.4 and (ii) releases the Indemnified Party in connection with such Third-Party Claim.

(d)    The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing reasonable access to each other’s relevant Books and Records, and employees. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of Books and Records and information that are reasonably relevant to such Third-Party Claim, and making employees and Representatives available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereunder. The Indemnified Party and the Indemnifying Party shall use reasonable commercial efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

8.6    Direct Claim Indemnification Procedures. Each Purchaser Indemnified Party or Seller shall assert any claim on account of any Losses which do not result from a Third-Party Claim (a “Direct Claim”) by giving the Indemnifying Party written notice thereof reasonably promptly (and, in any event, no later than 30 days following the Indemnified Party’s discovery of the applicable Losses reasonably likely to give rise to a claim under this Article 8). Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail and indicate the estimated amount, if reasonably practicable, of Losses that have been or may be sustained by the Indemnified Party; provided that the failure to timely give such notice shall not affect the rights of a Purchaser Indemnified Party or Seller, as the case may be, hereunder unless such failure has a prejudicial effect on the defenses or other rights available to the Indemnifying Party with respect to such Direct Claim.

8.7    Investigation by Indemnifying Parties. In connection with any claim pursuant to this Article 8, (a) the Purchaser Indemnified Parties or Seller, as the case may be, shall allow, and shall cause their Affiliates to allow, the Indemnifying Party and its financial, accounting or legal advisers to investigate the fact, matter or circumstance alleged to (or which may) give rise to such claim and whether and to what extent any amount is or may be payable in respect of such claim, and (b) the Purchaser Indemnified Parties or Seller, as the case may be, shall disclose to the Indemnifying Party all material of which they are aware which relates to the claim and shall, and shall cause their Affiliates and all of their respective employees and financial, accounting and legal advisors to, provide such information and assistance as the Indemnifying Party or its financial, accounting or legal advisers shall reasonably request, including (i) access to premises and personnel (including any employee with knowledge relating to the relevant facts, matters or circumstances or who can otherwise reasonably assist the Indemnifying Party); and (ii) the right to examine and copy or photograph any relevant assets, accounts, correspondence, documents and records.

8.8    Payment of Indemnification Obligation; Release of Holdback Cash and Holdback Shares.

(a)    Upon a final determination of an indemnification claim made by the Purchaser Indemnified Parties or Seller, as the case may be, whether such final determination is by reason of (a) a failure of the Indemnifying Party to timely object to an Claim Notice or Direct Claim, (b) the mutual agreement of the Indemnifying Party and the Purchaser Indemnified Parties or Seller, as the case may be, (c) a final judgment of a court of competent jurisdiction which is either not subject to any further appeals or the time for giving notice to take such appeals has lapsed and no such notice was filed or (d) a resolution of a Tax Claim (each a “Final Determination”), then the amount of the Losses stated in such Final Determination shall be due and payable by the Indemnifying Party.

(b)    Seller may seek recovery of such amount directly from Purchaser on behalf of Seller. The Purchaser Indemnified Parties may seek recovery of such amount from either of the following sources, in its discretion: (i) through release of funds from the Holdback Cash, (ii) by reducing the number of Holdback Shares to be issued to Seller under Section 8.8(c) by an amount equal to finally determined Loss, divided by the greater of (A) the closing price per share of Common Stock on the Nasdaq Capital Market (as reported on Bloomberg or, if not reported thereby, another alternative source as reasonably agreed by Seller and Purchaser) on the Business Day immediately preceding the date the indemnification claim is finally determined or (B) the VWAP, and (iii) in cash from Seller. Any payment due directly shall be paid within 5 Business Days after the date of such Final Determination by wire transfer of immediately available funds. Any payment not made when due hereunder shall bear interest at the Prime Rate.

(c)    Subject to the terms of Section 8.8(d), on the Holdback Release Date, Purchaser shall (i) pay the Holdback Cash that remains following any reduction contemplated by Section 8.8(b) to Seller by wire transfer of immediately available funds to an account designated in writing by Seller to Purchaser and (ii) issue to Seller the Holdback Shares that remain following any reduction contemplated by Section 8.8(b).

(d)    If a claim for indemnification made by Purchaser or any Purchaser Indemnified Party (in either case, acting in good faith) remains outstanding as of the Holdback Release Date, then (i) such Purchaser Indemnified Party’s right to recourse with respect to such unresolved claim shall be deemed to be equal to the sum of such unresolved claim, (ii) such claim shall survive after the Holdback Release Date until such time as such claim is fully and finally resolved and (iii) a number of Holdback Shares equal to the deemed value of such unresolved claim divided by the greater of (A) the closing price per share of Common Stock on the Nasdaq Capital Market (as reported on Bloomberg or, if not reported thereby, another alternative source as reasonably agreed by Seller and Purchaser) on the Business Day immediately preceding the date such claim is fully and finally determined or (B) the VWAP will not be issued pursuant to Section 8.8(c) and will continue to be eligible for set off and reduction until such claim is fully and finally resolved. Upon the final resolution of such claim, including the reduction in the Holdback Shares pursuant to Section 8.8(b), Purchaser shall issue to Seller the Holdback Shares not so reduced under this Section 8.8.

8.9    Characterization of Indemnification Payments. All payments made (or deemed to be made, in accordance with this Agreement) to an Indemnified Party with respect to any claim pursuant to Section 8.2 or Section 8.3 shall be treated, to the fullest extent possible under applicable Law, as adjustments to the Closing Consideration for Tax purposes.

ARTICLE 9
TERMINATION OF AGREEMENT

9.1    Termination. This Agreement may be terminated prior to the Closing as follows:

(a)    by the mutual written consent of Seller and Purchaser;

(b)    by Purchaser by written notice to Seller if (i) Purchaser is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller or the Company pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 7 and such breach, inaccuracy or failure has not been cured by Seller or the Company within 10 days of Seller’s receipt of written notice of such breach from Purchaser; or (ii) any of the conditions set forth in Section 7.1 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by October 31, 2023, unless such failure shall be due to the failure of Purchaser to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c)    by Seller by written notice to Purchaser if: (i) Seller and the Company are not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Purchaser pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 7 and such breach, inaccuracy or failure has not been cured by Purchaser within 10 days of Purchaser’s receipt of written notice of such breach from Seller; or (ii) any of the conditions set forth in Section 7.2 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by October 31, 2023, unless such failure shall be due to the failure of Seller or the Company to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(d)    by Purchaser or Seller in the event that (i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Authority shall have issued an Order restraining or enjoining the transactions contemplated by this Agreement, and such Order shall have become final and non-appealable.

9.2    Effect of Termination. In the event of the termination of this Agreement in accordance with this Article 9, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto, except (a) as set forth in this Article 9 and Section 6.7 and Article 10 hereof; and (b) that nothing herein shall relieve any party hereto from liability for any willful breach of any provision hereof.

ARTICLE 10
MISCELLANEOUS

10.1    Certain Definitions.

(a)    For purposes of this Agreement, the following terms shall have the meanings specified in this Section 10.1:

“2010 Health Care Law” is defined in Section 3.15(l).

“Accountant” is defined in Section 1.3(b)(iv).

“Accountant’s Report” is defined in Section 1.3(b)(v).

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Purchaser or any of its Affiliates) relating to a possible purchase of a majority of the outstanding capital stock of the Company or any merger, sale of substantially all of the assets of the Company or similar transactions involving the Company.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Adjustment Escrow Account” is defined in Section 1.3(a)(iv).

“Adjustment Escrow Amount” means an amount equal to $50,000, together with interest accrued thereon from the Closing Date.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through owners of voting securities, by contract or otherwise.

“Agreement” is defined in the Preamble.

“Anti-Corruption Laws” mean the FCPA, the U.S. Travel Act, the U.S. domestic bribery statute contained in 18 U.S. Code § 201, and all other applicable local, municipal, state, federal, or national Laws in the United States or any other country regarding corruption, bribery, kickbacks, revolving doors, ethical business conduct, fraud, racketeering, political contributions, gifts, hospitalities, expense reimbursements, representative relationships, commissions, lobbying, books and records, and financial controls to the extent that such Laws or regulations are not inconsistent with or impose a standard lower than the FCPA or any other applicable U.S. Law.

“Balance Sheet” is defined in Section 3.7.

“Balance Sheet Date” is defined in Section 3.7.

“Books and Records” means all books, ledgers, files, reports, plans, records, manuals and other materials (in any form or medium) of, or maintained for, Seller.

“Breach of Security” is defined in Section 3.13(h).

“Business Day” means any day of the year on which national banking institutions in California are open to the public for conducting business and are not required or authorized to close.

“Cap” means an amount equal to $2,000,000.

“Claim Notice” is defined in Section 8.5(a).

“Client Web Sites” is defined in Section 3.13(f).

“Closing” is defined in Section 2.1.

“Closing ARR Amount” means $4,950,000.

“Closing Balance Sheet” is defined in Section 1.3(b)(i).

“Closing Certificate” is defined in Section 1.3(a)(i).

“Closing Consideration” is defined in Section 1.2.

“Closing Date” is defined in Section 2.1.

“Closing Indebtedness” means the Indebtedness of the Company immediately prior to the Closing.

“Closing Shares” means a number of shares of Common Stock equal to $2,800,000 divided by the VWAP.

“Closing Working Capital” means the Working Capital of the Company as of the Closing Date.

“Closing Working Capital Adjustment” means the number, which may be positive or negative, resulting from the following formula: Closing Working Capital minus Target Working Capital.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commercial Software” means any generally commercially available software in executable code form (other than development tools and development environments) that is available for a cost of not more than $10,000 for a perpetual license for a single user or workstation (or $20,000 in the aggregate for all users and workstations).

“Common Stock” means Purchaser’s common stock, $0.00001 per share.

“Company” is defined in the Preamble.

“Company ARR” means the recurring subscription revenue attributable to contracts related to sales or licensing of any Company products or services and booked by the Company during the applicable measurement period; provided, that, Company ARR shall: (a) where GAAP is applicable to the determination of Company ARR, Company ARR shall be determined in accordance with GAAP consistent with past practices but only to the extent such past practices were consistent with GAAP, and where GAAP is not applicable to the determination of Company ARR, Company ARR shall be determined consistent with past practices; (b) not include any initial deployment, set up, or other similar fees or fees payable for professional services rendered; and (c) be reduced by any write-off, whether or not such write-off amounts to a complete cancellation, and by any recurring subscription fee amounts that are more than 60 days past due.

“Company Benefit Plan” is defined in Section 3.15(a).

“Company Intellectual Property” means any and all Intellectual Property used by the Company, held for use in or necessary to the conduct of the Company’s business as now conducted and as proposed to be conducted.

“Company IP Agreement” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, whether written or oral, relating to Intellectual Property to which the Company is a party, beneficiary or otherwise bound.

“Company IP Registrations” means all Company Intellectual Property that is owned by Company and that is subject to any issuance, registration or application by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including issued patents, registered trademarks, domain names and copyrights, and pending applications for any of the foregoing.

“Company Privacy Policies” is defined in Section 3.13(f).

“Company Releasee” is defined in Section 6.8.

“Consultation Period” is defined in Section 1.3(b)(iii).

“Contaminants” is defined in Section 3.13(d).

“Contract” means any contract, agreement, indenture, note, bond, loan, instrument, lease, license, commitment or other arrangement or agreement.

“Covered Person” is defined in Section 6.10.

“Deficit Amount” is defined in Section 1.3(b)(vi)(B).

“Direct Claim” is defined in Section 8.6.

“Dispute Notice” is defined in Section 1.3(b)(ii).

“E.O. 11246” is defined in Section 3.16(i).

“Earnout Disputed Items” is defined in Section 1.4(c).

“Earnout Objection Statement” is defined in Section 1.4(c).

“Earnout Payment” and “Earnout Payments” is defined in Section 1.4(a).

“Earnout Resolution Period” is defined in Section 1.4(c).

“Earnout Review Period” is defined in Section 1.4(b).

“Earnout Statement” is defined in Section 1.4(b).

“Embodiments” means all inventions, works, discoveries, innovations, Know-How, information (including ideas, research and development, formulas, algorithms, compositions, processes and techniques, data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, graphics, illustrations, artwork, documentation, and manuals), Systems, integrated circuits and integrated circuit masks, equipment, and all other forms of technology and business materials, whether tangible or intangible, embodied in any form, whether or not protectable or protected by patent, copyright, mask work right, trade secret Law, or otherwise, and all documents and other materials recording any of the foregoing.

“Encumbrances” means options, pledges, security interests, liens, mortgages, deeds of trust, charges, leases, easements, encroachments, title defects (or similar irregularities), rights of first refusal or offer, claims, any filing or agreement to file a financing statement as a debtor under the Uniform Commercial Code or similar statute, whether arising by agreement, operation of law or otherwise or other encumbrances or restrictions (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset, receipt of income or exercise of any other attribute of ownership or other restriction of any kind).

“Equity Interests” means: (a) the shares of capital stock of a corporation; (b) the general or limited partnership interests of any partnership; (c) the membership or other ownership interest (including any “profits interests”) of any limited liability company; (d) the equity interests or other ownership interests of any other legal entity; or (e) any option, warrant or other right to convert into or otherwise receive any of the foregoing, in any such case, whether owned or held beneficially, of record or legally.

“ERISA” is defined in Section 3.15(a).

“ERISA Affiliate” is any entity that is considered a single employer with any the Company under Sections 414 (b), (c), (m), or (o) of the Code or Section 4001(b)(1) of ERISA.

“Escrow Agent” means Acquiom Clearinghouse LLC.

“Escrow Agreement” means an escrow agreement in the form attached hereto as Exhibit B.

“Estimated Closing Balance Sheet” is defined in Section 1.3(a)(i).

“Estimated Closing Consideration” is defined in Section 1.3(a)(i).

“Estimated Closing Indebtedness” is defined in Section 1.3(a)(i).

“Estimated Closing Working Capital” is defined in Section 1.3(a)(i).

“Estimated Selling Expenses” is defined in Section 1.3(a)(i).

“Excess Amount” is defined in Section 1.3(b)(vi)(A).

“Expiration Date” means the date that is 24 months following the Closing Date.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. §§ 78dd-1, et seq.) as amended.

“Final Determination” is defined in Section 8.8.

“Financial Statements” is defined in Section 3.7.

“Firm” is defined in Section 10.17.

“First Earnout Payment” is defined in Section 1.4(a).

“GAAP” means generally accepted United States accounting principles as of the date hereof.

“Governing Documents” means, with respect to any particular Person: (a) if a corporation, the articles or certificate of incorporation and the bylaws of such entity; (b) if a limited partnership, the limited partnership agreement and the certificate of limited partnership of such entity; (c) if a limited liability company, the articles or certificate of organization or formation and the operating agreement of such entity; (d) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of such Person; and (e) any amendment, modification or supplement to the foregoing.

“Government Official” means any official, employee, or agent of any Governmental Authority, military, public international organization (such as the United Nations or the World Bank), federal government, state or provincially owned or affiliated entity or organization (including, but not limited to, public universities, state hospitals, state research laboratories, or sovereign wealth funds), political party, or any instrumentality of the foregoing.

“Governmental Authority” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local, national, international, multinational, supranational, or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Holdback Cash” means an amount equal to $250,000.

“Holdback Release Date” means the date that is 12 months following the Closing Date.

“Holdback Shares” means a number of shares of Common Stock equal to $750,000 divided by the VWAP.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness representing borrowed money which is created, assumed, incurred or guaranteed in any manner by such Person or for which such Person is responsible or liable (whether by guarantee of such indebtedness, agreement to purchase indebtedness of, or to supply funds to or invest in, others or otherwise), (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) any direct or contingent obligations of such Person arising under any letter of credit (including standby and commercial), bankers acceptances, bank guaranties, surety bonds and similar instruments; provided, that such obligations arising under any letter of credit, bankers acceptances, bank guaranties, surety bonds or similar instruments shall not be Indebtedness if fully secured by cash or cash equivalents which are pledged solely to secure such obligations, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding payables or accruals incurred in the Ordinary Course of Business), (e) all obligations of such Person in respect of capital or finance leases, (f) all obligations of such Person under swap or other hedging arrangements, (g) all Indebtedness of another entity secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrances existing on property or assets owned by such Person, whether or not the Indebtedness secured thereby has been assumed and (h) all Indebtedness of others guaranteed by such Person.

“Indemnified Party” means, with respect to any claim for indemnification, the Person asserting such claim under Section 8.2 or 8.3, as the case may be.

“Indemnifying Party” means, with respect to any claim for indemnification, the Person against whom such claim is asserted under Section 8.2 or 8.3, as the case may be.

“Indemnity Holdback Amount” means $1,000,000.

“Infringement” or “Infringe” means that (or an assertion in writing that) a given item or activity directly or indirectly infringes, misappropriates, dilutes, unfairly competes with, constitutes unfair trade practices, false advertising or unauthorized use of, or otherwise violates any Intellectual Property of, any Person.

“Insurance Policies” is defined in Section 3.21.

“Intellectual Property” means any and all rights or interests in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (i) patents, patent applications, patent disclosures, inventions, industrial designs and models (whether or not patentable and whether or not reduced to practice) and any improvements, reissues, continuations, continuations-in-part, divisionals, provisionals, revisions, extensions, renewals or reexaminations thereof; (ii) trademarks, service marks, trade dress, logos, trade names (whether registered or not), corporate names, slogans, fictitious names, “dbas,” any other source identifiers, and internet domain names, and internet and world wide web URLs or addresses, together with all applications (including intent-to-use applications), translations, adaptations, derivations, and combinations, including all goodwill associated therewith; (iii) copyrights and works of authorship (whether or not copyrightable), database rights and works of authorship; (iv) mask works and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology; (v) rights of publicity and privacy relating to the use of Personal Information, names, likenesses, voices, signatures and biographical information of natural persons; (vi) all registrations, applications and renewals for any of the foregoing; (vii) confidential information, Trade Secrets, and Know-How (including ideas, formulae, compositions, know how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing information and plans, and customer and supplier lists, pricing and cost information, and related information); (viii) Software, all rights with respect to computer software and software systems (including data, data compilations, databases, codes, annotations, databases and related documentation); (ix) all internet domain names and universal resource locators, websites, web pages, links, metatags, keywords, pop-up or pop-under ads or other means of identifying a Person or device on the internet, (including public and non-public websites, intranet sites and FTP sites), telephone numbers and telephone directory listings, and similar rights and items; (x) similar, corresponding or equivalent rights to any of the foregoing Technology; (xi) other proprietary rights; (xii) rights of personality used in the business; (xiii) licenses, license agreements, coexistence agreements, consent agreements, agreements to assign or other contracts to or from third parties regarding the foregoing; (xiv) all copies and tangible Embodiments of the foregoing (in whatever form or medium), in each case, including the items set forth on Schedule 3.13(b); and (xv) all moral rights, “droit moral” or rights of attribution or integrity in any of the foregoing.

“Interim Financial Statements” is defined in Section 3.7.

“IP Claim” means any claim for indemnification arising out of, or with respect to or by reasons of any inaccuracy in or breach of the representations or warranties of the Company contained in Section 3.13.

“IRS” is defined in Section 2.2(c).

“Key Employees” means Jeff Halstead, Mike Smith and Christian Mendy.

“Know-How” means all proprietary technical information, know how, discoveries, improvements, processes, formulas, data, inventions, sequences, modifications, mechanisms of action, instruction and other intellectual property (other than Trade Secret or patent rights and the information disclosed or referenced therein) and Software, algorithms, hardware, whether or not patentable, that are used in connection with the development and commercialization of the business or any product developed, formulated, manufactured, distributed, sold, licensed, leased or delivered by or on behalf of the Company.

The term “knowledge” with respect to Seller or the Company means the actual knowledge of all officers and directors of Seller or the Company, and anything that such individuals should reasonably have known after due inquiry of employees or third parties with relevant knowledge.

“Law” means any federal, state, local or foreign law (including common law), treaty, statute, code, ordinance, rule, regulation or other requirement and any Permits issued pursuant thereto.

“Losses” means any losses, charges, liabilities, claims, demands, actions, cause of action, suits, judgments, injuries, deficiencies, obligations, Taxes, settlements, awards, interest, penalties, fees, costs and expenses (including reasonable attorneys’ fees and disbursements), including lost profits, exemplary, special, unforeseen or other consequential damages, punitive damages to the extent such damages are paid to a third party, and damages based upon any type of multiple or diminution of value.

“Material Adverse Effect” shall mean any change or effect that is materially adverse to the business operations, results of operations, or condition (financial or otherwise) of the Company, individually or in the aggregate. provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any changes in applicable Laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (vi) any natural or man-made disaster or acts of God; (vii) any epidemics, pandemics, disease outbreaks, or other public health emergencies; (viii) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Purchaser; (ix) the announcement, pendency or completion of the transactions contemplated by this Agreement; or (x) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i) through (vii) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company compared to other participants in the industries in which the Company conducts its businesses.

“Material Contracts” is defined in Section 3.14.

“Material Customers” is defined in Section 3.20(a).

“Material Suppliers” is defined in Section 3.20(b).

“Membership Interests” is defined in the Recitals.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award or a Governmental Authority.

“Ordinary Course of Business” means the ordinary and usual course of day-to-day operations of the business and consistent with past practice conducted prior to the Closing.

“Permits” means any approvals, authorizations, consents, licenses, permits, orders or certificates.

“Person” means any individual, corporation, partnership, film, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Personal Information” means any information of or about a Person that (a) under Law or Contract requires Processing or protection requirements, (b) under Law or Contract requires any Person to be notified if such information is lost, misused, wrongly accessed, wrongly acquired or compromised, (c) alone or in combination with other information can be used to identify an individual Person or (d) constitutes any health or other sensitive information of an individual Person.

“Post-Closing Adjustment Notice” is defined in Section 1.3(b)(i).

“Pre-Closing Period” is defined in Section 6.1.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date, and the portion of any Straddle Period that ends on the Closing Date.

“Prime Rate” means the prime lending rate charged by Bank of America, N.A. for demand loans in U.S. dollars to its most creditworthy customers.

“Privileged Communication” is defined in Section 10.17(b)(iii).

“Processing” means the receipt, access, acquisition, collection, compilation, use, storage, processing, transmission, safeguarding, security, disposal, destruction, disclosure, sale, licensing, rental, or transfer of information.

“Purchaser” is defined in the Preamble.

“Purchaser Documents” is defined in Section 5.2.

“Purchaser Fundamental Representations” is defined in Section 8.1.

“Purchaser Indemnified Parties” is defined in Section 8.2.

“Purchaser Tax Returns” is defined in Section 6.6(a).

“Repaid Closing Indebtedness” is defined in Section 1.3(a)(iii).

“Representatives” of a Person shall mean the directors, officers, employees, agents and representatives (including, without limitation, financial and legal advisors and accountants) of such Person.

“Restricted Benefits” is defined in Section 3.24.

“Restricted Period” is defined in Section 6.9(a).

“Restrictive Covenants” is defined in Section 6.9(e).

“Retention Amount” means $225,000.

“Review Period” is defined in Section 1.3(b)(ii).

“Second Earnout Conditions” means each of (a) the Company shall have received a duly signed and delivered Contract generating Company ARR equal to at least $100,000 for the sale of Company products to the Target Customer on or before March 31, 2024 and (b) the Company ARR used to determine the amount of the first Earnout Payment shall not have included any Company ARR from any Contract with Target Customer.

“Second Earnout Payment” is defined in Section 1.4(a).

“Section 503” is defined in Section 3.16(i).

“Securities Act” is defined in Section 4.8.

“Seller” is defined in the Preamble.

“Seller Documents” is defined in Section 4.2.

“Seller Fundamental Representations” is defined in Section 8.1.

“Seller Group” is defined in Section 10.17(b)(i).

“Seller Group Law Firm” is defined in Section 10.17(b)(i).

“Seller Income Tax Returns” is defined in Section 6.6(a).

“Seller Releasor” is defined in Section 6.8.

“Selling Expenses” means all of Seller’s and the Company’s expenses, fees or charges incurred in connection with the negotiation, execution and delivery of this Agreement and any agreement entered into in connection therewith, and the consummation of the Closing any the other transactions contemplated by this Agreement, including without limitation all attorneys’, accountants’, consultants’, professionals’, investment bankers’ and other advisors’ fees and expenses payable by the Company or Seller that have not been paid in full in cash as of the Closing, including without limitation, the amounts payable in respect of the Tail Insurance Policy premium. Further, Selling Expenses shall include the amount payable for any management bonus plan or similar incentive arrangement involving special bonus payments to employees or consultants of the Company or Seller that are payable in connection with and as a result of the transactions contemplated by this Agreement.

“Shortfall Amount” is defined in Section 1.3(b)(vi)(B).

“Software” means computer software and databases, including object code, source code, firmware and embedded versions thereof and documentation related thereto.

“Straddle Period” means any taxable period that includes but does not end on the Closing Date.

“Subsidiary” means any Person of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by Seller.

“System” means all Software, hardware, networks, databases, electronics, platforms, servers, interfaces, applications, websites and related information technology systems and services used or held for use by the Company, including any outsourced systems and services, that are owned or used by the Company.

“Tail Insurance Policy” is defined in Section 6.10(b).

“Target Customer” means the Fire Department of Phoenix, Arizona.

“Target Working Capital” means -212,489.

“Tax Action” is defined in Section 6.6(g).

“Tax Authority” means any Governmental Authority responsible for the imposition of any Tax.

“Tax Claim” means any Loss attributable to (i) any and all Taxes (or the non-payment thereof) of the Company for all periods ending on or before the Closing Date, (ii) all Taxes of any member of an affiliated, consolidated, combined, unitary or similar group of which the Company (or any predecessor of any such entity) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or foreign Law, (iii) any and all Taxes of any Person (other than the Company) for which the Company is liable as a transferee or successor, by Contract or pursuant to any Law which Taxes relate to an event or transaction occurring before (or as a result of) the Closing, and (iv) any claim for indemnification arising out of, or with respect to or by reasons of any inaccuracy in or breach of the representations or warranties of the Company contained in Section 3.11.

“Tax Return” means all returns, declarations, reports, estimates, information returns and statements required to be filed with any Tax Authority in respect of any Taxes, including any schedules thereto and amendments thereof.

“Taxes” (and, with correlative meaning, “Tax”) means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and similar charges, in each case, imposed by any Governmental Authority, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in clause (i).

“Technology” means all Trade Secrets, concepts, ideas, designs, research, processes, procedures, techniques, methods, Know-How, formulas, algorithms, data, discoveries, developments, inventions, modifications, extensions, improvements, technology, Software, systems and related hardware (whether or not patentable or subject to copyright, mask work or trade secret protection).

“Third-Party Claim” is defined in Section 8.5(a).

“Threshold Amount” is defined in Section 8.4(a).

“Trade Secret” or “Trade Secrets” means all trade secrets, as defined under the Delaware Uniform Trade Secret Act, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein that relate to the business or are otherwise used in connection with the Company’s business.

“Undistributed Retention Amount” is defined in Section 1.4(g)(ii).

“U.S. Trade Laws” mean the United States Export Administration Act of 1979, the United States Export Administration Regulations, the United States International Emergency Economic Powers Act, the United States Trading with the Enemy Act, the United States Arms Export Control Act, the United States Foreign Asset Control Regulations, the United States International Traffic in Arms Regulations, the International Boycott Provisions of Section 999 of the U.S. Internal Revenue Code of 1986, U.S. customs Laws and, in each case, any regulations or orders issued thereunder (all as amended from time to time).

“VEVRAA” is defined in Section 3.16(i).

“VWAP” means the volume weighted average closing price per share of Common Stock on the Nasdaq Capital Market (as reported on Bloomberg or, if not reported thereby, another alternative source as reasonably agreed by Seller and Purchaser) for the 60-day period ending on day immediately prior to Closing Date.

“WARN Act” is defined in Section 3.10(n).

“Working Capital” means, as of the effective time of the Closing, (a) the Company’s current assets (including, but not limited to, cash and cash equivalents, accounts receivable, inventory and prepaid assets, and excluding all Tax assets), minus (b) the Company’s current liabilities (including, but not limited to, accounts payable, customer deposits, accrued bonuses, accrued paid time off and accrued liabilities, and excluding any Closing Indebtedness and Selling Expenses), in each case, calculated in accordance with GAAP as applied in the preparation of the Financial Statements. Working Capital may be a positive or negative amount. An illustrative calculation of Working Capital as of August 31, 2023 is attached hereto as Exhibit C.

“Year End Financial Statements” is defined in Section 3.7.

(b)    Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply: (a) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day, (b) any reference in this Agreement to “$” shall mean U.S. dollars, (c) the Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement (d) any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa. (e) the provision of a table of contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified, (f) the words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires, and (g) the word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(c)    The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

10.2    Payment of Sales, Use or Similar Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne by Seller and paid by Seller when due. The Company shall, at Seller’s expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Purchaser shall cooperate with respect thereto as necessary).

10.3    Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal or state court located in San Diego County, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal or state court located in San Diego County in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Federal or state court located in San Diego County.

10.4    Further Assurances. Seller and Purchaser each agrees to execute and deliver such other documents or agreements and to take such other action as may be reasonably necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

10.5    Submission to Jurisdiction; Venue; Consent to Service of Process. Each party hereto agrees that any claim relating to this Agreement shall be brought solely in such state or federal court of competent jurisdiction located in San Diego County, California, and all objections to personal jurisdiction and venue in any action, suit or proceeding so commenced are hereby expressly waived by all parties hereto. The parties waive personal service of any and all process on each of them and consent that all such service of process shall be made in the manner, to the party and at the address set forth in Section 10.9 of this Agreement, and service so made shall be complete as stated in such section. Notwithstanding the foregoing, any disputes between the parties that are submitted to the Accountant for resolution pursuant to the terms of Article 1 shall be resolved as set forth in accordance with the terms of such section.

10.6    Entire Agreement; Amendments and Waivers. This Agreement, together with the Escrow Agreement and the schedules and exhibits hereto and thereto represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof or thereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof or thereof. This Agreement may be amended, supplemented or changed, and any provision hereof may be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

10.7    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

10.8    Table of Contents and Headings. The table of contents and section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

10.9    Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or mailed by certified mail, return receipt requested, or sent via electronic mail to the parties (and shall also be transmitted by electronic mail to the Persons receiving copies thereof) at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

If to Purchaser, to: Genasys Inc. 16262 West Bernardo Drive San Diego, California 92127 E-mail: rdanforth@genasys.com Attention: Richard S. Danforth	With a copy (which will not constitute notice) to: Dentons Durham, Jones Pinegar P.C. 192 E 200 N, Third Floor St. George, Utah 84770 E-mail: joshua.e.little@dentons.com Attention: Joshua E. Little
If to Seller, to: Word Systems Operations, LLC 9045 River Road, Suite 125, Indianapolis, IN, 46240, USA Attn: Gary F. Hentschel Email: ghentschel@wsi-tech.com	With a copy (which will not constitute notice) to: Densborn Blachly LLP 500 East 96th Street, Suite 100 Indianapolis, Indiana 46240 Attn: Brian R. Bouggy Email: bbouggy@dblaw.com

10.10    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as to reasonably effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.11    Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by Seller or Purchaser (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, however, that Purchaser may assign this Agreement and any or all rights or obligations hereunder (including, without limitation, Purchaser’s rights to purchase the Membership Interests and Purchaser’s rights to seek indemnification hereunder) to any Affiliate of Purchaser. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

10.12    Attorney Fees. If any party to this Agreement brings an action to enforce its rights under this Agreement in accordance with the provisions hereof, the prevailing party shall be entitled to recover its actual out-of-pocket costs and expenses, including without limitation reasonable attorneys’ fees incurred in connection with such action, including any appeal of such action.

10.13    Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

10.14    Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each exhibit attached hereto, the application of any law, legal requirement, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

10.15    No Third-party Beneficiaries. Except as provided in Article 8, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.16    Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

10.17    Attorney-Client Privilege.

(a)    Purchaser and Seller agree that neither Seller nor Purchaser shall have the right to assert the attorney-client privilege as to pre-Closing and post-Closing communications between Seller or the Company (for the Company, only with respect to pre-Closing Date communications), on the one hand, and Dentons Durham Jones Pinegar P.C. (the “Firm”), on the other hand, to the extent that the privileged communications relate to this Agreement or any of the ancillary agreements or to the transactions contemplated hereby. The parties agree that only Seller shall be entitled to assert or waive such attorney-client privilege in connection with such communications following the Closing Date. The files generated and maintained by the Firm as a result of the Firm’s representation of the Company in connection with this Agreement or any of the ancillary agreements or any of the transactions contemplated hereby shall be and become the exclusive property of Seller and shall be segregated from the Firm’s files related to all other elements of its representation of the Company prior to the Closing Date (which shall remain the property of the Company). The attorney-client privilege may be waived on behalf of Seller only by Seller. The foregoing shall not extend to (i) any communication unrelated to this Agreement, any of the ancillary agreements or the transactions contemplated hereby, (ii) communications between Seller or the Company, on the one hand, and any Person other than the Firm, on the other hand, or (iii) any post-Closing Date communications between the Company and the Firm or any other legal counsel.

(b)    Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, members, shareholders, partners, officers, employees and Affiliates, that:

(i)    Densborn Blachly LLP has acted as counsel to Seller and its Affiliates (not including the Company) (collectively, the “Seller Group”) and the Company, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. Purchaser agrees, and shall cause the Company to agree, that, following consummation of the transactions contemplated hereby, such representation and any prior representation of the Company by Densborn Blachly LLP (or any successor) (the “Seller Group Law Firm”) shall not preclude Seller Group Law Firm from serving as counsel to the Seller Group or any director, member, shareholder, partner, officer, or employee of the Seller Group, in connection with any litigation, claim, or obligation arising out of or relating to this Agreement or the transactions contemplated hereby.

(ii)    Purchaser shall not, and shall cause the Company not to, seek or have Seller Group Law Firm disqualified from any such representation based on the prior representation of the Company by Seller Group Law Firm. Each of the parties hereto hereby consents thereto and waives any conflict of interest arising from such prior representation, and each of such parties shall cause any of its Affiliates to consent to waive any conflict of interest arising from such representation. Each of the parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in connection herewith. The covenants, consent and waiver contained in this Section 10.17(b) shall not be deemed exclusive of any other rights to which Seller Group Law Firm is entitled whether pursuant to law, contract, or otherwise.

(iii)    All communications prior to Closing between the Seller Group or the Company, on the one hand, and Seller Group Law Firm, on the other hand, relating to the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (the “Privileged Communications”) shall be deemed to be attorney-client privileged and the expectation of client confidence relating thereto shall survive Closing, and from and after Closing shall belong solely to the Seller Group and shall not pass to or be claimed by Purchaser or the Company. Accordingly, Purchaser and the Company shall not have access to any Privileged Communications or to the files of Seller Group Law Firm relating to such engagement from and after Closing. Without limiting the generality of the foregoing, from and after the Closing, (i) the Seller Group (and not Purchaser or the Company) shall be the sole holders of the attorney-client privilege with respect to such Privileged Communications, and none of Purchaser or the Company shall be a holder thereof, (ii) to the extent that files of Seller Group Law Firm in respect of such Privileged Communications constitute property of the client, only the Seller Group (and not Purchaser nor the Company) shall hold such property rights and (iii) Seller Group Law Firm shall have no duty whatsoever to reveal or disclose any such Privileged Communications to Purchaser or the Company by reason of any attorney-client relationship between Seller Group Law Firm and the Company or otherwise. Notwithstanding the foregoing, in the event that after Closing a dispute arises between Purchaser or its Affiliates (including the Company), on the one hand, and a third party other than any of the Seller Group, on the other hand, Purchaser and its Affiliates (including the Company) may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that neither Purchaser nor any of its Affiliates (including the Company) may waive such privilege without the prior written consent of the Seller Group, which consent shall not be unreasonably withheld, conditioned or delayed.

**REMAINDER OF PAGE INTENTIONALLY LEFT BLANK**

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

PURCHASER: GENASYS INC. By: /s/ Richard S. Danforth Name: Richard S. Danforth Title: Chief Executive Officer

SELLER:

WORD SYSTEMS OPERATIONS, LLC

By: /s/ Gary F. Hentschel

Name: Gary F. Hentschel

Title: Chief Executive Officer

COMPANY:

EVERTEL TECHNOLOGIES, LLC

By: /s/ Gary F. Hentschel

Name: Gary F. Hentschel

Title: Chief Executive Officer